SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 27, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X             Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release  ANGLOGOLD ASHANTI RIGHTS OFFER TO BE MADE TO PERSONS
                                      OUTSIDE THE UNITED STATES WHO ARE NOT US PERSONS
THIS IS NOT AN OFFER FOR THE SALE OF SECURITIES OR
DISTRIBUTION IN OR INTO THE UNITED STATES
Date of issue: 22 May 2008
A copy of this circular in English, the form of instruction and other requisite documentation, was lodged with and registered by the Registrar of
Companies on Thursday, 22 May 2008, as required by section 146A of the Companies Act. Copies are available from the registered office of the company and the share registrars at the addresses indicated on pages 4 to 6 of the circular.
THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
The definitions and interpretations commencing on page 12 of this circular have been used on this front cover.
If you are in any doubt as to the action that you should take, please consult your broker, CSDP, banker, legal adviser, accountant or other professional adviser immediately.
If you have disposed of all your shares, please forward this circular to the broker, banker or agent through whom you disposed of such shares.
The renounceable (nil paid) letter of allocation to which a certificated shareholder is entitled has been created and can only be traded in electronic form.
The electronic record for holders of certificated shares is being maintained by Computershare Investor Services (Proprietary) Limited, which has made it possible for holders of certificated shares to enjoy the same rights and opportunities as holders of dematerialised shares in respect of the letters of allocation.
Dematerialised shareholders will have their safe custody accounts at their CSDP or broker credited with their letters of allocation. The rights that are represented by the letter of allocation are negotiable and may be traded on the JSE. If a certificated shareholder wishes to sell all or part of his rights under the letter of allocation, the enclosed form of instruction must be completed and returned to Computershare Investor Services (Pty) Limited, Ground Floor,
70 Marshall Street, Johannesburg 2001 (PO Box 61763, Marshalltown 2107) South Africa or Computershare Investor Services PLC, Corporate Actions Projects,
Bristol BS99 6AH, England, or Computershare Investor Services Pty Limited, Level 2, 45 St George’s Terrace, Perth, WA 6000 (GPO Box D182 Perth, A 6840),
Australia, in accordance with the instructions contained therein.
Shareholders are also referred to page 9 of this circular which sets out the detailed action required by certificated shareholders and dematerialised shareholders.
This circular is intended only for use in connection with the rights offer to persons outside the United States and is not to be given or sent, in whole or in part, to any person within the United States or to any U.S. persons as defined in Regulation S under the Securities Act of 1933, as amended.
The rights offer is not made to EU Prohibited Shareholders (as defined herein) or shareholders in Japan and this circular is intended only for use in connection with the rights offer by persons in member states of the European Economic Area, the EEA, who are EU Qualifying Shareholders (as defined herein), as further explained in the section of this circular titled “Notice to Prospective Investors in the United Kingdom, the European Economic Area and Japan”.
ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485
JSE share code: ANG
CIRCULAR TO SHAREHOLDERS
regarding
a renounceable rights offer of 69,470,442 new ordinary shares of 25 cents each to AngloGold Ashanti shareholders recorded in the register at the close of business on Friday, 6 June 2008, at a subscription price of ZAR194.00 per rights offer share and in the ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares held;
and incorporating
in the case of certificated shareholders, a form of instruction in respect of a letter of allocation providing for the acceptance and/or renunciation and/or sale of all or part of the rights offer entitlement embodied in the letter of allocation and the subscription for additional rights offer shares in terms thereof.
Rights offer opens at 09:00 on
Monday, 9 June 2008
Rights offer closes at 12:00 on
Friday, 4 July 2008
Financial adviser:
UBS Limited
Underwriters and bookrunners:
Goldman Sachs International and UBS Limited
Underwriter and lead manager:
Morgan Stanley & Co. International plc
South African legal advisers:
Taback and Associates (Pty) Limited
United States of America and United Kingdom legal advisers:
Shearman & Sterling LLP
Australian legal advisers:
Allens Arthur Robinson
Ghanaian legal advisers:
JLD & MB Legal Consultancy
Underwriters’ South African legal advisers:
Bowman Gilfillan Inc.
Underwriters’ United States of America legal advisers:
Davis Polk & Wardwell
Reporting accountants and auditors:
Ernst & Young Inc
JSE Independent transaction sponsor:
The Standard Bank of South Africa Limited
JSE sponsor:
UBS South Africa (Pty) Limited
Ghana sponsoring broker:
Merban Stockbrokers Limited

GENERAL
The rights offer is being made in accordance with the Companies Act and is only addressed to persons to whom it may lawfully be made. By subscribing for any rights offer shares, you will be deemed to have represented and agreed that (a) you are not (and any person for whom you are acting is not) (i) resident in any jurisdiction in which such offer would be unlawful or (ii) a person to whom the rights offer may not lawfully be made and (b) you have received all necessary information required to make an informed investment decision.
THE DISTRIBUTION OF THIS CIRCULAR, AND THE EXERCISE OF RIGHTS IN TERMS OF THE LETTERS OF
ALLOCATION, MAY BE RESTRICTED BY LAW IN CERTAIN JURISDICTIONS. ANY FAILURE TO COMPLY
WITH APPLICABLE RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE SECURITIES LAWS OF SUCH
JURISDICTIONS. IN PARTICULAR, DUE TO RESTRICTIONS UNDER THE SECURITIES LAWS OF CERTAIN
COUNTRIES, SHAREHOLDERS RESIDENT IN SUCH COUNTRIES, INCLUDING JAPAN, MAY NOT
EXERCISE RIGHTS IN TERMS OF LETTERS OF ALLOCATION. PERSONS INTO WHOSE POSSESSION THIS
CIRCULAR COMES OR WHO WISH TO EXERCISE ANY OF THE RIGHTS IN TERMS OF THE LETTERS OF
ALLOCATION MUST INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH RESTRICTIONS. THIS
CIRCULAR DOES NOT CONSTITUTE AN OFFER OF ANGLOGOLD ASHANTI SHARES OR ADSs, OR AN
INVITATION TO EXERCISE ANY OF THE RIGHTS IN TERMS OF LETTERS OF ALLOCATION, IN ANY
JURISDICTION IN WHICH SUCH OFFER OR INVITATION WOULD BE UNLAWFUL. NONE OF ANGLOGOLD
ASHANTI, THE UNDERWRITERS AND THEIR RESPECTIVE ADVISERS ACCEPT ANY RESPONSIBILITY FOR
ANY VIOLATION BY ANY PERSON, WHETHER OR NOT A PROSPECTIVE PARTICIPANT IN THE RIGHTS
OFFER, OF ANY SUCH RESTRICTIONS.
For further information regarding AngloGold Ashanti’s business activities and operations, management arrangements, financial condition and performance and a commentary thereon, and other matters, please see AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2007 (available on
AngloGold Ashanti’s website at http://www.anglogold.com/Reports/Form+20F+Note.htm) and AngloGold
Ashanti’s first quarter 2008 results and the U.S. Prospectus prepared in connection with the rights offer (each of which were filed with the SEC and available at http://www.sec.gov).
NOTICE TO PROSPECTIVE INVESTORS IN UNITED STATES
In the United States, the rights offer is being made pursuant to a registration statement on Form F-3 on file with the SEC (File No. 333-132662) and the related U.S. Prospectus. These documents are available on the
SEC’s website at http://www.sec.gov. If you have received this document and you are a U.S. holder of
AngloGold Ashanti shares or ADSs, you should have been sent a copy of the U.S. Prospectus; accordingly, if you did not receive a U.S. prospectus you should contact the bank, broker or financial intermediary through which you hold your AngloGold Ashanti shares or ADSs to request a copy, or you may obtain a copy by calling The Bank of New York, as ADS rights agent, toll free at +1 888 269 2377. For further information contact Innesfree M&A Incorporated, toll free at +1 877 800 5190 (in the United States and Canada).
NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM, THE EUROPEAN ECONOMIC
AREA AND JAPAN
The rights offer described in this document is only addressed to and directed at persons in member states of the European Economic Area, or EEA, who are “Qualified Investors” within the meaning of Article 2(1)(e)
of the Prospectus Directive. In addition, in the United Kingdom, the rights offer is only addressed to and directed at (1) Qualified Investors who are investment professionals falling within Article 19(5) of the
Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). The new AngloGold
Ashanti shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant Persons and (2) in any member state of the EEA other than the United Kingdom, Qualified Investors.
Access to this document by persons (1) in the United Kingdom who are not Relevant Persons, (2) in any
member state of the EEA other than the United Kingdom, who are not Qualified Investors or (3) who are
resident in Japan, is permitted for information purposes only and no such persons shall have any entitlement or the ability to participate in the rights offer referred to in this document.

This circular has been prepared on the basis that all offers in the United Kingdom of new AngloGold Ashanti shares other than the rights offer contemplated in this circular will be made pursuant to an exemption under the Prospectus Directive, as implemented in the member states of the EEA, from the requirement to produce a prospectus for an offer of AngloGold Ashanti shares. Accordingly any person making or intending to make any offer of AngloGold Ashanti shares within the EEA should only do so in circumstances in which no obligation arises for AngloGold Ashanti or any of the underwriters to produce a prospectus for such offer.
Neither we nor the underwriters have authorised nor do they authorise the making of any offer of AngloGold
Ashanti shares through any financial intermediary.
Each person in a Member State of the EEA which has implemented the Prospectus Directive (each, a
Relevant Member State) who acquires any AngloGold Ashanti shares to whom any offer is made under this rights offer will be deemed to have represented, acknowledged and agreed that it is an EU Qualifying
Shareholder; and in the case of any AngloGold Ashanti shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the AngloGold Ashanti shares acquired by it in this rights offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than an EU Qualifying Shareholder, or in circumstances in which the prior consent of the AngloGold Ashanti has been given to such offer or resale;
or where AngloGold Ashanti shares have been acquired by it on behalf of persons in any Relevant Member
State other than an EU Qualifying Shareholder, the rights offer of those AngloGold Ashanti shares to it is not treated under the Prospectus Directive as having been made to such persons. AngloGold Ashanti, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
AngloGold Ashanti and the underwriters may rely on the truth and accuracy of the foregoing representations, acknowledgements and agreements and will not be responsible for any loss occasioned by such reliance.
For the purposes of this provision, the expression an “offer of AngloGold Ashanti shares to the public” in relation to any AngloGold Ashanti shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of this rights offer and the AngloGold Ashanti shares to be offered so as to enable an investor to decide to purchase or subscribe the AngloGold Ashanti shares, as the same may be varied in that Member State by any measure implementing the Prospectus
Directive in that Member State.
In addition, due to restrictions under securities laws, the rights offer is not available to persons who are residents in Japan.
In respect of those shareholders in Japan and those in Europe who are not Relevant Persons or EU
Qualifying Shareholders, the rights offer entitlement attributable to such shareholders will, if a premium can be obtained over the expenses of the sale, be sold on JSE for the benefit of, and remitted to, such shareholders. However, should the net proceeds of the sale in relation to any one holding be an amount of less than ZAR5 if payment is to be made in Rands or £1 if payment is to be made in British Pounds, such amount will be retained for the benefit of AngloGold Ashanti. The proceeds of such sales, after deducting expenses, will be in Rands if the shareholder is on the South African register and converted into British
Pounds in the case of such shareholders on the United Kingdom register. None of the South African or
United Kingdom transfer secretaries, any broker appointed by them or AngloGold Ashanti will have any obligation or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sales or the remittance of the net proceeds of such sales. For further information contact
Computershare on 086 1100 724 (toll free in South Africa) or +27 11 870 8215 (from outside South Africa).
NOTICE TO PROSPECTIVE INVESTORS IN AUSTRALIA
This circular is not a prospectus or other disclosure document for the purposes of Chapter 6D of the
Corporations Act 2001 (Cth) of Australia (the “Corporations Act”) and a copy of this circular has not been lodged with the Australian Securities and Investments Commission (“ASIC”). This circular has been prepared in accordance with the laws of South Africa and may not contain the same level of disclosure as would be required if this circular was required to comply with the Corporations Act. Offers of rights offer shares (or any interest in AngloGold Ashanti shares) under this circular are being made in reliance on specific relief granted by ASIC to AngloGold Ashanti in connection with this rights offer. Nothing in this circular constitutes financial product advice (as that terms is defined in the Corporations Act). For further information contact Global Proxy Solicitation, toll free at 1300 653 882 and +61 2 8986 9330 (outside
Australia) or Computershare Investor Services Pty Limited in Australia on 1300 55 70 10.

NOTICE TO PROSPECTIVE INVESTORS IN CANADA
The distribution of securities offered in Canada pursuant to this circular is being made in each of the
Provinces and Territories of Canada (individually, a “Canadian Jurisdiction” and collectively, the “Canadian
Jurisdictions”) as part of an international rights offer. The rights to subscribe for ordinary shares of AngloGold
Ashanti will be represented by dematerialised letters of allocation. The rights offer entitlements offered pursuant to this circular, and the ordinary shares issuable on exercise of those rights, will be distributed under exemptions from the prospectus and registration requirements of applicable securities laws in each of the Canadian Jurisdictions.
Any resale of rights offer entitlements or rights offer shares, will be restricted and must be made in accordance with, or pursuant to exemptions from, the prospectus and registration requirements available under applicable securities laws of the Canadian Jurisdictions. Canadian readers are advised to seek legal advice prior to any resale of their rights offer entitlements or rights offer shares.
This circular is prepared in accordance with the laws of South Africa, which differ from the requirements of applicable securities laws of the Canadian Jurisdictions. The disclosure in this circular about mineral resources and mineral reserves refers to the applicable categories of the South African Code for the
Reporting of Mineral Reserves and Mineral Resources (the “SAMREC Code”) rather than the categories prescribed by Canadian National Instrument 43-101 (“NI 43-101”). AngloGold Ashanti believes that
(i) the mineral resource and mineral reserve categories of the SAMREC Code are substantively similar to the mineral resource and mineral reserve categories prescribed by NI 43-101; and (ii) its mineral resources and mineral reserves reported in accordance with the SAMREC Code would not be materially different if reported in accordance with the mineral resource and mineral reserve categories prescribed by NI 43-101.
By its receipt of this document, each Canadian investor confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la reception de ce document, chaque investisseur Canadien confirme paries présentes qu’il a expressément exige que tous les documents faisant foi ou se rapportant de quelque manière que ce soit a la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.
Canadian readers should be aware that the pro forma financial statements and other financial information contained in this circular have been prepared in accordance with international financial reporting standards and thus may not be comparable to financial statements and financial information of Canadian companies.
Holding and disposing of letters of allocation and ordinary shares issued on the exercise of those letters of allocation may have tax consequences in Canada and other jurisdictions that are not described in this circular. Canadian readers are advised to consult their tax advisers.

TABLE OF CONTENTS
Page
Corporate information
4
Salient dates and times
7
Certain forward-looking statements
8
Action required by AngloGold Ashanti shareholders
9
Definitions and interpretations
12
Circular to AngloGold Ashanti Shareholders
1. Introduction 16
2. Purpose of the rights offer and use of proceeds 16
3. Particulars of the rights offer 19
4. Listings 25
5. Share capital of AngloGold Ashanti 26
6. Shareholder lock-up and support 26
7. Nature of business 27
8. Strategy 27
9. Prospects 31
10. Risk factors 31
11. Unaudited pro forma financial information relating to AngloGold Ashanti
47
12. Directors 53
13. Corporate governance 56
14. Litigation 57
15. Underwriting 57
16. Expenses and costs in relation to the rights offer 59
17. Consents 59
18. Directors’ responsibility statement 59
19. Registration and lodgement of documents 60
20. Documents available for inspection 60
ANNEXURES
Annexure 1
Independent reporting accountants’ assurance report on the unaudited 61 pro forma financial information of AngloGold Ashanti Limited
Annexure 2
Information on the underwriters 63
Annexure 3
Table of entitlement 67
Annexure 4
Share price history of AngloGold Ashanti shares on the JSE 68
Annexure 5
Curriculum vitae of directors
70
In the case of holders of certificated shares, a form of instruction in respect of a letter of allocation
Enclosed

CORPORATE INFORMATION
DIRECTORS
Executive
M Cutifani **
(Chief Executive Officer)
S Venkatakrishnan *
(Chief Financial Officer)
Non-Executive
R P Edey *
(Chairman)
Dr T J Motlatsi
(Deputy Chairman)
F B Arisman #
R E Bannerman †
J H Mensah †
W A Nairn
Prof W L Nkuhlu
S M Pityana
S R Thompson *
* British # American † Ghanaian ** Australian
Vice President – Compliance and Corporate
Administration
Ms Y Z Simelane
Company Secretary
Ms L Eatwell
OFFICES
Registered and Corporate
South Africa
76 Jeppe Street
Newtown
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13
St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth, WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United States of America
AngloGold Ashanti North America Inc
7400 E. Orchard Road
Suite 350
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0753
Fax: +1 303 889 0707
UNITED KINGDOM SECRETARIES
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
FINANCIAL ADVISER
UBS Limited
1 Finsbury Avenue
London EC2M 2PP
England
JSE SPONSOR
UBS South Africa (Pty) Limited
64 Wierda Road East
Wierda Valley
Sandton 2196
South Africa
Telephone: +27 11 322 7000
Fax: +27 11 784 8280
SPONSORING BROKER IN GHANA
Merban Stockbrokers Limited
Merchant Bank Head Office Annex
57 Examination Loop, North Ridge
PO Box GP 401
Accra
Ghana
Telephone: + 233 21 251131-6
Fax: + 233-21 251138

JSE INDEPENDENT TRANSACTION SPONSOR
The Standard Bank of South Africa Limited
3 Simmonds Street
Johannesburg 2001
South Africa
Telephone: +27 11 636 6216
Fax: +27 11 636 4212
REPORTING ACCOUNTANTS AND AUDITORS
Ernst & Young Inc
Registered Auditor
Wanderers Office Park
52 Corlett Drive
Illovo
Johannesburg 2196
South Africa
Telephone: +27 11 772 3000
Fax: +27 11 772 4000
SHARE REGISTRARS
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 within South Africa
Telephone: +27 11 870 8215 outside South Africa
Fax: +27 11 688 5222
E-mail: web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6101
Australia
Computershare Investor Services Pty Limited
Level 2
45 St George’s Terrace
Perth, WA 6000
(GPO Box D182, Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 70 10 (in Australia)
Fax: +61 8 9323 2033
Ghana (Also GhDS Depositary)
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADS DEPOSITARY
The Bank of New York
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in USA) or
+9 610 382 7836 (outside USA)
E-mail: shareowners@bankofny.com
UNDERWRITERS AND BOOKRUNNERS
Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
England
UBS Limited
1 Finsbury Avenue
London EC2M 2PP
England
UNDERWRITER AND LEAD MANAGER
Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom
UNDERWRITER AND CO-MANAGER
J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

LEGAL ADVISERS
South Africa
Taback and Associates (Pty) Limited
13 Eton Road, Parktown
Johannesburg 2193
(PO Box 3334, Houghton 2041)
South Africa
Telephone: +27 11 358 7700
Fax: +27 11 358 7800
United States of America and United Kingdom
Shearman & Sterling LLP
Broadgate West
9 Appold Street
London EC2A 2AP
England
Telephone: +44 20 7655 5000
Fax: +44 20 7655 5500
Australia
Allens Arthur Robinson
Level 27
530 Collins Street
Melbourne VIC 3000
Australia
Telephone: +61 3 9614 1011
Fax: +61 3 9614 4661
Ghana
JLD & MB Legal Consultancy
6 Senchi Street, Airport Residential Area
(PO Box 410, Accra)
Ghana
Telephone: +233 21 782711
Fax: +233 21 784477
UNDERWRITERS’ LEGAL ADVISERS
United States of America
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
England
South Africa
Bowman Gilfillan Inc.
165 West Street
Sandton 2146
Johannesburg
STOCK EXCHANGE LISTINGS
ISIN: ZAE000043485
Stock Exchange
Type
Share Code
JSE Shares ANG
LSE Shares AGD
NYSE ADSs AU
ASX CDIs AGG
GhSE Shares AGA
GhSE GhDSs AADS
Euronext Paris Shares VA
Euronext Brussels IDRs ANG
JSE is the primary listing.
AngloGold Ashanti website:
www.anglogoldashanti.com
General e-mail enquiries:
investors@anglogoldashanti.com
Company Secretarial e-mail:
companysecretary@anglogoldashanti.com
INCORPORATION
Date of incorporation: 29 May 1944
Place of incorporation: Republic of South Africa

SALIENT DATES AND TIMES
2008
Last day to trade in AngloGold Ashanti shares in order to qualify to participate in the rights offer (cum rights offer entitlement) on
Friday, 30 May
AngloGold Ashanti shares trade ex the rights offer entitlement from commencement of trade on
Monday, 2 June
Listing of and trading in letters of allocation on the JSE from commencement of trade on Monday, 2 June
Record date for shareholders to participate in the rights offer on Friday, 6 June
Circular posted and form of instruction issued to certificated shareholders on Monday, 9 June
Dematerialised shareholders will have their accounts at their CSDP or broker credited with their rights offer entitlement on
Monday, 9 June
Certificated shareholders will have their rights offer entitlement created in electronic form and held at Computershare on
Monday, 9 June
Rights offer opens at 09:00 on
Monday, 9 June
Last day for trading in letters of allocation on the JSE in order to be settled by 17:00 on Friday, 4 July 2008 on
Friday, 27 June
Listing and trading of rights offer shares on the JSE at 09:00 on Monday, 30 June
Rights offer closes at 12:00 on
Friday, 4 July
Forms of instruction including cheques in respect of certificated shareholders to be lodged by 12:00 on (see notes 4 and 5)
Friday, 4 July
Record date for letters of allocation on Friday, 4 July
Entitlement in respect of the rights offer available on Monday, 7 July
Rights offer shares issued and posted to certificated shareholders on or about Monday, 7 July
Accounts of dematerialised shareholders updated and credited/debited at their CSDP or broker on
Monday, 7 July
Results of the rights offer and basis of allocation of excess applications published on SENS on or about
Monday, 7 July
Results of the rights offer and basis of allocation of excess applications published in the South African press on or about
Tuesday, 8 July
Share certificates in respect of excess shares allocated posted to certificated shareholders on or about
Friday, 11 July
Accounts of dematerialised shareholders updated in respect of excess shares allocated at their CSDP or broker on
Friday, 11 July
Notes
1.
The definitions and interpretations commencing on page 12 of this circular apply, mutatis mutandis, to this section on salient dates and times in respect of the rights offer.
2.
All times indicated are South African times.
3.
Share certificates in respect of AngloGold Ashanti shares may not be dematerialised or rematerialised between Monday,
2 June 2008 and Friday, 6 June 2008, both days inclusive.
4.
CSDPs effect delivery on a “delivery against payment method”, in respect of dematerialised shareholders.
5.
If you are a dematerialised shareholder, you are required to notify your duly appointed CSDP or broker of your acceptance of the rights offer in the manner and time stipulated in the custody agreement.

CERTAIN FORWARD-LOOKING STATEMENTS
This circular includes “forward-looking information” within the meaning of section 27A of the Securities Act, and section 21E of the Exchange Act. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold
Ashanti’s strategy to reduce its gold hedging position, including the extent and effect of the reduction; the economic outlook for the gold mining industry; expectations regarding gold prices, production, cash costs and other operating results; growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions and dispositions;
AngloGold Ashanti’s liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti’s current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”,
“expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planned”, “may”, “estimated”,
“potential” or similar words and phrases. Similarly, statements that describe AngloGold Ashanti’s objectives, plans or goals are or may be forward-looking statements.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.
The risk factors described herein could affect AngloGold Ashanti’s future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on the future results.
AngloGold Ashanti shareholders should review carefully all information, including the pro forma financial statements and the notes to the pro forma financial statements, included in this circular. The forward-looking statements included in this circular are made only as of the last practicable date. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this circular or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statement in this section.
In connection with the rights offer, the underwriters are not acting for anyone other than AngloGold Ashanti and they will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to their clients nor for providing advice in relation to the rights offer.

ACTION REQUIRED BY ANGLOGOLD ASHANTI SHAREHOLDERS
Please take careful note of the following provisions regarding the action required by AngloGold Ashanti shareholders:
(a)   if you are in any doubt as to what action to take, please consult your CSDP, broker, banker, attorney, accountant or other professional adviser immediately;
(b)   if you have disposed of all your AngloGold Ashanti shares, please forward this circular to the purchaser of such shares or to the broker, banker or other agent through whom the disposal was effected;
(c)   shares in companies listed on JSE can no longer be traded on JSE unless they have been dematerialised through the Strate system. It is, therefore, recommended that certificated shareholders on the South African register dematerialise their documents of title and replace them with electronic records of ownership. In this regard, shareholders may contact either a CSDP or broker, details of which are available from Strate at
liaisondesk@strate.co.za or telephone +27 11 759 5300 or facsimile +27 11 759 5505; and
(d)   if you wish to dematerialise your AngloGold Ashanti shares, you should note that it can take between one and ten days, depending on volumes being processed, to dematerialise shares.
1.
SHAREHOLDERS RECORDED ON ANGLOGOLD ASHANTI’S SHARE REGISTER IN SOUTH
AFRICA WHO HAVE DEMATERIALISED THEIR SHARES:
1.1
will not receive a printed form of instruction, but will have their account automatically credited with their rights offer entitlement by their CSDP or broker;
1.2
should timeously instruct their CSDP or broker as to whether they wish to subscribe for all or part of their rights offer entitlement, or sell all or part of their rights offer entitlement, or renounce all or part of their rights offer entitlement, or subscribe for additional rights offer shares, in the manner and time stipulated in the custody agreement;
1.3
who do not issue instructions to their CSDP or broker, will result in the CSDP or broker acting in accordance with the custody agreement; and
1.4
should note that AngloGold Ashanti assumes no responsibility and will not be held liable for any failure on the part of their CSDP or broker to notify them of the rights offer and to receive instructions in regard thereto.
2.
SHAREHOLDERS RECORDED ON ANGLOGOLD ASHANTI’S SHARE REGISTER IN SOUTH
AFRICA WHO HAVE NOT DEMATERIALISED THEIR ANGLOGOLD SHARES:
2.1
will have their letter of allocation created in electronic form by the South African transfer secretaries to ensure that certificated shareholders have the same rights and opportunities in respect of the rights offer as those who have already dematerialised their AngloGold Ashanti shares;
2.2
will receive a printed form of instruction in relation to a letter of allocation providing for the sale of all or part of the rights entitlement embodied in the letter of allocation, the subscription for rights offer shares in terms thereof, and the subscription for additional rights offer shares, and must act in accordance with the instructions thereon;
2.3
who wish to subscribe for all or part of their rights entitlement, and for additional rights offer shares where appropriate, must complete the form of instruction, attach their cheques for the appropriate amount and lodge same with the South African transfer secretaries as follows:
delivered to:
posted to:
Computershare Investor Services Computershare Investor Services
(Proprietary) Limited (Proprietary) Limited
Ground Floor PO Box 61763
70 Marshall Street Marshalltown 2107
Johannesburg 2001
so as to reach the South African transfer secretaries by no later than 12:00 (South African time) on
Friday, 4 July 2008;

2.4
will receive share certificates in respect of the rights offer shares;
2.5
will only be able to trade their rights offer shares on JSE once they have been dematerialised. This could take between one to ten business days, depending on volumes being processed; and
2.6
who wish to sell all or part of their rights offer entitlement must complete the relevant section of the form of instruction and return it to the South African transfer secretaries in accordance with the instructions contained therein, to be received by no later than 12:00 on Wednesday, 25 June 2008.
3.    SHAREHOLDERS ON THE UNITED KINGDOM REGISTER:
3.1
will have their letter of allocation created by the UK transfer secretaries to ensure that certificated shareholders have the same rights and opportunities in respect of the rights offer as those who have already dematerialised their AngloGold Ashanti shares;
3.2
may only subscribe for all or any part of their rights offer entitlement if they are EU Qualified
Shareholders or if they are outside the European Economic Area. If they are not EU Qualified
Shareholders and are in the European Economic Area according to their address shown on the register, their rights offer entitlement will be sold on their behalf as set out in section 3.6 of this circular;
3.3
will (if they are EU Qualified Shareholders or are outside the European Economic Area), be entitled to receive a printed form of instruction in relation to a letter of allocation providing for the sale of all or part of the rights offer entitlement embodied in the form of instruction, the subscription for rights offer shares in terms thereof, and the subscription for additional rights offer shares, and must act in accordance with the instructions thereon;
3.4
who (being entitled to do so under paragraph 3.3 above) wish to subscribe for all or part of their rights offer entitlement, and for additional rights offer shares where appropriate, must complete the form of instruction, attach their cheques for the appropriate amount and lodge same with the
United Kingdom registrars as follows:
Posted to:
or
Delivered to
Computershare Investor Services PLC Computershare Investor Services PLC
Corporate Actions Projects The Pavilions
Bristol BS99 6AH Bridgwater Road
England
Bristol BS13 8AE
England
so as to reach the United Kingdom registrars by no later than 11:00 (UK time) on Friday,
4 July 2008;
3.5
will receive share certificates in respect of the rights offer shares;
3.6
who wish to sell all or part of their rights offer entitlement must complete the relevant section of the form of instruction and return it to the United Kingdom registrars in accordance with the instructions contained therein, to be received by no later than 11:00 (UK time) on Wednesday, 25 June 2008;
and
3.7
should contact Computershare Investor Services PLC without delay on +44 870 702 0000 if they believe they are an EU Qualified Shareholder but may be treated as a non-EU Qualified
Shareholder, or if they believe they are a non-EU Qualified Shareholder but may be treated as an
EU Qualified Shareholder.
4.
SHAREHOLDERS ON THE GHANAIAN REGISTER
Shareholders on the Ghanaian Register should refer to the documentation attached to this circular, which sets out the action, if any, they should take. If you are in any doubt as to what action to take, if any, please contact NTHC Limited in Ghana on +233 21 238492-3.

5.
SHAREHOLDERS ON THE AUSTRALIAN REGISTER WHO HOLD ANGLOGOLD ASHANTI CDIS
Shareholders should refer to the documentation attached to this circular which sets out the action a CDI shareholder should take. If you are in any doubt as to what action to take, please contact Global Proxy
Solicitation, toll free at 1300 653 882 and +61 2 8986 9330 (outside Australia) or Computershare Investor
Services Pty Limited in Australia on 1300 55 70 10.

DEFINITIONS AND INTERPRETATIONS
In this circular, unless the context indicates otherwise, reference to the singular shall include the plural and vice versa,
words denoting one gender include the others, words and expressions denoting natural persons include juristic persons and associations of persons and the words in the first column shall have the meanings stated opposite them in the second column.
“ADRs”
American Depositary Receipts evidencing American Depositary
Shares;
“AngloGold Ashanti”
AngloGold Ashanti Limited, a company incorporated with limited liability under the laws of South Africa, registration number
1944/017354/06;
“AngloGold Ashanti ADSs”
the American Depositary Shares of AngloGold Ashanti, each of which represents one AngloGold Ashanti share deposited with The
Bank of New York, as depositary;
“AngloGold Ashanti CDIs”
AngloGold Ashanti Clearing House Electronic Subregister System (or
CHESS) Depositary Interests, five of which represent one AngloGold
Ashanti share;
“AngloGold Ashanti GhDSs or GhDSs”    the Ghanaian Depositary Shares of AngloGold Ashanti, 100 of which represent one AngloGold Ashanti share deposited with NTHC
Limited, as depositary;
“AngloGold Ashanti Group” AngloGold Ashanti and its subsidiary companies;
“AngloGold Ashanti share”
an ordinary share of 25 cents and/or an E ordinary share of 25 cents, as the case may be, in the issued share capital of AngloGold Ashanti;
“AngloGold Ashanti shareholders”
registered holders of AngloGold Ashanti shares as reflected on the
AngloGold Ashanti register and the sub-register maintained by a
CSDP or broker;
“ASX”
the Australian Stock Exchange Limited, a company duly registered and incorporated with limited liability under the laws of Australia, registration number ABN98 008 624 691;
“A$” Australian dollars, the lawful currency of Australia;
“board” the board of directors of AngloGold Ashanti;
“British Pounds” or “£” pound sterling, the basic monetary unit of the United Kingdom;
“business day”
any day other than a Saturday, Sunday or official public holiday in
South Africa;
“cents” South African cents;
“certificated shareholders” AngloGold Ashanti shareholders who hold certificated shares;
“certificated shares”
AngloGold Ashanti shares which are evidenced by a certificate or other physical document of title and which have not been
surrendered for dematerialisation;
“circular”
this bound document dated 22 May 2008 and the annexures hereto, and in the case of certificated shareholders, a form of instruction;
“Common Monetary Area”
South Africa, the Republic of Namibia and the Kingdoms of
Swaziland and Lesotho;

“Companies Act” the South African Companies Act No. 61 1973 as amended;
“Computershare”
the transfer secretaries who administer AngloGold Ashanti’s share registers in South Africa, United Kingdom and Australia;
“CSDP” Central Securities Depositary Participant;
“custody agreement”
the custody mandate agreement between a dematerialised
shareholder and a CSDP or broker covering their relationship in respect of dematerialised shares held by the CSDP or broker;
“dematerialised shareholders” AngloGold Ashanti shareholders who hold dematerialised shares;
“dematerialised shares” AngloGold Ashanti shares which have been dematerialised;
“directors” the board of directors of AngloGold Ashanti as set out in paragraph 12;
“documents of title”
share certificates, certified transfer deeds, balance receipts or any other documents of title to certificated shares;
“EEA” the European Economic Area;
“EU Prohibited Shareholder”
any holder of AngloGold Ashanti shares in the European Economic
Area who is not an EU Qualifying Shareholder;
“EU Qualifying Shareholder”
any holder of AngloGold Ashanti shares in member states of the
European Economic Area, or EEA, who is a “Qualified Investor” within the meaning of Article 2(1)(e) of the Prospectus Directive and, in
addition, in the case of any holder of AngloGold Ashanti shares in the
United Kingdom, who is also (1) a Qualified Investor who is an investment professional falling within Article 19(5) of the Financial
Services and Markets Act 2000 (Financial Promotion) Order 2005
(the “Order”), or a high net worth entity falling within Article 49(2)(a)-
(d) of the Order or (2) a person to whom the rights offer may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”);
“Exchange Act” the U.S. Securities Exchange Act of 1934, as amended;
“Exchange Control Regulations” the Exchange Control Regulations of South Africa;
“form of instruction”
a form of instruction in respect of a letter of allocation reflecting the entitlement of certificated shareholders and on which each
certificated shareholder is entitled to indicate to the South African transfer secretaries or the United Kingdom registrars, as the case may be, whether he wishes to follow his rights and/or to subscribe for additional rights offer shares and/or to sell all or part or his rights offer entitlement and/or renounce all or part of his rights offer entitlement;
“GhSE” the Ghana Stock Exchange;
“IDRs”
the unsponsored International Depositary Receipts trading on Euronext
Brussels, each of which represents one AngloGold Ashanti share;
“JSE”
the JSE Limited, a company incorporated with limited liability under the laws of South Africa, registration number 2005/022939/06 and licensed as an exchange under the Securities Services Act;
“last practicable date”
the last practicable date before finalisation of this circular, being
20 May 2008;
“letter of allocation”
the renounceable (nil paid) letter of allocation issued by AngloGold
Ashanti in electronic form conferring the right to subscribe for rights offer shares pursuant to the rights offer;

“Listings Requirements” the Listings Requirements of the JSE;
“Listing Rules”
the Listing Rules of the UKLA made under section 73(A) of the
Financial Services and Markets Act, 2000, as amended;
“LSE”
the London Stock Exchange plc, a company incorporated with
limited liability under the laws of England and Wales, registration number 02075721;
“NYSE” the New York Stock Exchange, Inc;
“ordinary share”
an ordinary share of 25 cents in the share capital of AngloGold
Ashanti;
“ore reserve”
that part of the mineral deposit which could be economically and legally extracted or produced at the time of the ore reserve determination;
“press”
collectively, Business Day and Beeld, newspapers published in
South Africa;
“Prospectus Directive”
European Parliament and Council Directive 2003/71/EC and includes any measure implementing such Directive in any member state of the
European Economic Area;
“record date”
the close of business on Friday, 6 June 2008, being the last day for
AngloGold Ashanti shareholders to be recorded in the register in order to be entitled to participate in the rights offer;
“register” the register of AngloGold Ashanti shareholders;
“Registrar” the Registrar of Companies in South Africa;
“rights offer”
the renounceable rights offer by AngloGold Ashanti to shareholders of rights offer shares at a subscription price of ZAR194.00 per rights offer share in the ratio of 24.6403 rights offer shares for every
100 AngloGold Ashanti shares held on the record date;
“rights offer entitlement”
the entitlement of AngloGold Ashanti shareholders to participate in the rights offer, as reflected in their respective letters of allocation;
“rights offer shares”
69,470,442 new ordinary shares to be issued pursuant to the rights offer;
“SEC” the United States Securities and Exchange Commission;
“Securities Act” the US Securities Act of 1933, as amended;
“Securities Services Act” the South African Securities Services Act, 2004, as amended;
“SENS” the Securities Exchange News Service of the JSE;
“shareholders”
registered holders of AngloGold Ashanti shares as reflected on the
AngloGold Ashanti register and the sub-register maintained by a
CSDP or stockbroker;
“South Africa” the Republic of South Africa;
“transfer secretaries” Computershare Investor Services (Pty) Limited in South Africa,
Computershare Investor Services PLC in the United Kingdom,
Computershare Investor Services Pty Limited in Australia, and
NTHC Limited in Ghana;

“Strate “
Strate Limited, registration number 1998/022242/06, an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically;
“subscription price” ZAR194.00 per rights offer share;
“underwriters”
Goldman Sachs International, UBS Limited, Morgan Stanley & Co.
International plc and J.P. Morgan Securities Ltd;
“underwriting agreement”
the agreement entered into between AngloGold Ashanti and the underwriters, dated 5 May 2008, as amended by an amendment
dated as of 20 May 2008 to add J.P. Morgan Securities Ltd. as an
underwriter and reduce pro rata the original underwriting
commitments of the other underwriters, taken together with the pricing supplement thereto, under which the underwriters, severally and not jointly, agree, subject to certain conditions, to procure subscribers or, failing that, subscribe for themselves any rights offer shares remaining after the exercise of rights offer entitlements, including any excess allocations, at the rights offer subscription price in their designated proportions which are set out in paragraph 15;
“UKLA” the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial
Services and Markets Act 2000 and in exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets
Act, 2000;
“U.S.” the United States of America;
“U.S. Prospectus”
collectively, the prospectus dated 23 March 2006 included in the
Company’s registration statement on Form F-3 on file with the SEC
(File No. 333-132662) and the related prospectus supplement dated
27 May 2008;
“$” or “dollars” dollars, the official currency of the United States of America; and
“ZAR” or “R” or “Rand(s)” rand, the official currency of South Africa.

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485
JSE share code: ANG
CIRCULAR TO ANGLOGOLD ASHANTI SHAREHOLDERS
1.
INTRODUCTION
Shareholders were advised in an AngloGold Ashanti announcement published on 6 May 2008 that
AngloGold Ashanti intended to proceed, subject to certain conditions, with an approximate one-for-four renounceable rights offer, which would result in AngloGold Ashanti issuing approximately 69.4 million shares at a minimum share price of ZAR172 raising approximately ZAR11.9 billion ($1.6 billion based on an exchange rate of ZAR7.56/$1 on 5 May 2008).
AngloGold Ashanti is seeking to raise approximately ZAR13.48 billion ($1.77 billion based on an exchange rate of ZAR7.63/$1 on 20 May 2008) via a renounceable rights offer of 69,470,442 new ordinary shares of 25 cents each to AngloGold Ashanti shareholders at a subscription price of
ZAR194.00 per rights offer share and in the ratio of 24.6403 rights offer shares for every 100 AngloGold
Ashanti shares held.
At a general meeting of AngloGold Ashanti shareholders held on 22 May 2008, AngloGold Ashanti shareholders approved the placing of up to a maximum of an additional 71 million shares under the control of the directors to implement the rights offer.
The purpose of this circular and the form of instruction is to furnish shareholders with information concerning the rights offer and the implications thereof, in accordance with the Companies Act and the
Listings Requirements.
2.
PURPOSE OF THE RIGHTS OFFER AND USE OF PROCEEDS
The principal purpose of the rights offer is to provide AngloGold Ashanti with additional financial resources to improve its financial flexibility. In particular, the net proceeds from the rights offer will allow
AngloGold Ashanti both to significantly restructure and reduce its existing gold hedging position, which has adversely affected its financial performance in recent years, while also being able to continue to fund its principal development projects and exploration growth initiatives. Pending this use of proceeds, as described in detail below, the net proceeds of the rights offer may, in the interim, be used by
AngloGold Ashanti to reduce its short-term borrowings and the borrowings outstanding on AngloGold
Ashanti’s revolving credit facility or retained as cash and invested in accordance with AngloGold
Ashanti’s cash management policies.
Reducing AngloGold Ashanti’s gold hedging position
AngloGold Ashanti has traditionally used gold hedging instruments to protect the selling price of some sales against declines in the market price of gold. The use of these instruments has prevented
AngloGold Ashanti from fully participating in the significant increase in the market price for gold in recent years. Since 2001, AngloGold Ashanti has been reducing its gold hedge commitments through hedge buy-backs, physical settlement of contracts and other restructurings in order to allow for greater participation in the rising gold price environment. As at 31 December 2007, the total net delta tonnage of AngloGold Ashanti’s hedge positions was 10.39 million ounces and the total committed hedge position was 11.28 million ounces, an increase of 0.16 million ounces and a reduction of 0.34 million ounces against the 31 December 2006, hedge delta and hedge committed position, respectively. As at
31 December 2007, the marked-to-market value of all hedge transactions making up the hedge positions was negative $4.27 billion.

As at 31 March 2008, hedging positions of approximately 3.28 million ounces of hedge delta and
3.66 million ounces of commitments against AngloGold Ashanti’s gold production will mature in 2008 and 2009. Since the beginning of 2008, prevailing spot gold prices have been significantly higher than those prevailing during 2007. If these high prices continue to prevail, AngloGold Ashanti estimates that, due to its gold hedging arrangements, the prices it will receive for its gold production during 2008 and
2009 will be significantly lower than the prevailing spot prices during those years.
AngloGold Ashanti has taken, and continues to take, steps to increase its participation in the higher prevailing spot prices for gold or that will allow it to reduce its hedge position as a percentage of its current or future gold production, including:
•   Continuing to deliver into maturing gold hedges or implementing hedge buy-backs thereby reducing
AngloGold Ashanti’s gold hedge position over time. During the three months ended 31 March 2008,
AngloGold Ashanti had reduced the net delta tonnage of its gold hedge by 1.13 million ounces to
9.26 million ounces by delivering into maturing gold hedges and also effecting opportunistic hedge buy-backs (limited to non-hedge derivatives).
•   Acquiring minority interests at its existing mines and pursuing other merger and acquisition opportunities with a view to increasing AngloGold Ashanti’s level of gold production and its ore reserves, thereby reducing its total hedged position as a percentage of its total gold production and ore reserves. For example, during the fourth quarter of 2007 AngloGold Ashanti acquired the remaining 15% minority interest in the Iduapriem & Teberebie (Iduapriem) mine in Ghana. In addition, in January 2008 AngloGold Ashanti signed a merger agreement with Golden Cycle Gold Corporation which, if the acquisition is completed, will allow AngloGold Ashanti to continue to consolidate 100%
    ownership of the CC&V mine in Colorado.
•    Increasing brownfields exploration and development programmes, both in and around its existing mine sites, with a view to increasing AngloGold Ashanti’s gold production and ore reserves, thereby reducing its total hedged position as a percentage of its total ore reserves. Over the past two years,
      AngloGold Ashanti’s total ore reserves have increased from 63.3 million ounces to 73.1 million ounces
      (net of depletion of some 11.1 million ounces). As at 31 December 2007, the net delta tonnage of
      AngloGold Ashanti’s gold hedge represented approximately 14% of its total ore reserves, or approximately two years’ worth of current annual gold production.
•    Continuing to increase its greenfield exploration activities in new geographical areas. In 2008, the majority of AngloGold Ashanti’s greenfields exploration expenditure of approximately $105 million is expected to be incurred in:
–
Colombia, where AngloGold Ashanti has achieved significant exploration success in the recent past both at its wholly owned properties, in particular La Colosa where a pre-feasibility study will commence during 2008, as well as at its various joint ventures;
–
Australia, where AngloGold Ashanti is completing a pre-feasibility study at the Tropicana joint venture; and
–  the Democratic Republic of Congo in respect of its Mongbwalu concession.
Given exploration successes at the above greenfields exploration projects to date, AngloGold Ashanti expects that in the foreseeable future these exploration projects are likely to add to its ore reserves and medium to longer term gold production.
•    Identified, as part of a recently completed asset review, those assets which are no longer considered to be consistent with AngloGold Ashanti’s desired asset profile. AngloGold Ashanti intends to sell or restructure these assets over approximately the next 15 months. AngloGold Ashanti expects that the reduced funding requirements of these assets, together with the proceeds from any asset sales, will further enhance its financial position and flexibility and may allow further reductions of its gold hedge position.
Notwithstanding the steps AngloGold Ashanti has taken to date, AngloGold Ashanti’s gold hedging position has continued to have a significant adverse affect upon its financial performance. AngloGold
Ashanti believes that this has also negatively affected the market price of its ordinary shares, further constraining its financial flexibility. In order to address this issue, the directors have resolved to reduce
AngloGold Ashanti’s gold hedging position significantly. In order to achieve this AngloGold Ashanti intends to procure early settlement of certain contracts otherwise due to mature in 2009 and 2010 during the course of 2008 in addition to settling contracts already due to mature in 2008. Given the low committed prices of these contracts, AngloGold Ashanti expects that if these measures were implemented it would result in a realisation of previously recognised losses measured by the difference between the committed price of the contracts and the prevailing gold price at the time that these contracts are settled. If the restructuring is implemented as anticipated the received price for the last nine months of 2008 should be approximately $475 per ounce assuming a gold price of $900 per ounce and gold production for the last nine months of 2008 of 3.8 million ounces. AngloGold Ashanti also continues to give consideration to the early settlement of contracts not currently recorded on its balance sheet (Normal Purchase Normal Sale Exemption (“NPSE”)) by means of physical delivery. Such early physical settlement, if it were to occur, would result in a significant adverse impact on its 2008 recorded revenues recorded in AngloGold Ashanti’s income statement, as sales that would have otherwise been executed at the spot price of gold will be replaced with sales based on the contracted prices of such
NPSE contracts that are settled, during the year. Furthermore should AngloGold Ashanti conclude that such early physical settlement of NPSE contracts represents a tainting event, it would be required to recognise on balance sheet the fair value of a portion of, or potentially all of, the existing NPSE contracts, which would result in a significant adverse impact on its financial statements. No such conclusion has yet been made by AngloGold Ashanti and it is still considering the potential impact of any such transaction.
In addition to the settlement of certain contracts during 2008 AngloGold Ashanti also intends to restructure some of the remainder of its hedge book in order to achieve greater participation in the spot price for gold beyond 2009. The exact nature and extent of the restructuring will depend upon prevailing and anticipated market conditions at the time, particularly the prevailing gold price and exchange rates as well as other relevant economic factors.
If the restructuring is executed as currently anticipated the overall impact would be to reduce the hedge book to approximately 6.25 million ounces, which would represent 8.6% of AngloGold Ashanti’s ore reserves as at 31 December 2007. As a result of this reduction the discount to the spot gold price realised during 2009 is estimated to be approximately 6% and at a similar level thereafter assuming a gold price of $900 per ounce.
Funding AngloGold Ashanti’s development projects and exploration initiatives
In addition to restructuring and reducing its gold hedge position, a portion of the net proceeds from the rights offer may be applied to the funding of AngloGold Ashanti’s existing development projects and exploration initiatives consistent with its strategic objective of pursuing growth initiatives to enhance its shareholder value.
In 2008, exploration expenditure is budgeted at $220 million, of which $105 million is budgeted to be spent on greenfields exploration and $115 million is budgeted to be spent on brownfields exploration.
Current key brownfields development initiatives underway in 2008 include:
•    Boddington: The Boddington project, which involves mining the basement reserves beneath the oxide pits, was approved by the directors in March 2006. The project has a current attributable capital budget of $735 million (attributable capital expenditure of $392 million is budgeted for 2008). By the end of 2007, overall project progress was approximately 65 percent complete, with engineering and procurement activities nearing completion and construction of the treatment plant approximately
32 percent complete. Based on the current mine plan, mine life is estimated to be more than 20 years, with attributable life-of-mine gold production expected to be greater than 5.7 million ounces of gold.
Production is anticipated to commence at Boddington in late 2008 or early 2009.
•    Mponeng Ventersdorp Contact Reef below 120 level: AngloGold Ashanti estimates that this project, which entails accessing and exploiting the Ventersdorp Contact Reef ore reserves at Mponeng below
120 level, will add 2.5 million ounces to production over the life of the project. The cost of this project is estimated to be $252 million, of which capital expenditure of $35 million is budgeted for 2008. This project was approved by the directors in February 2007, following which construction began. On-reef development and thus the start of production is scheduled for 2013 with full production expected to commence in 2015.
•    TauTona Carbon Leader Reef below 120 level: This project, which was approved in July 2003, entails accessing and exploiting the Carbon Leader Reef ore reserves at TauTona located below 120 level.
Production was planned to begin in 2009 and AngloGold Ashanti estimated that this project would produce up to 2.5 million ounces of gold from 2009 to 2019. Total budgeted capital expenditure for this project was $172 million, of which $73 million had been spent by the end 2007. However, this project is currently under review as it is possible that part of the ore reserves forming this project could be accessed from the neighbouring Mponeng mine. Capital expenditure of $17 million was budgeted for this project for 2008.

•    Obuasi Tailings Sulphide Plant: This project, which was approved in April 2008, entails the construction of a flotation circuit to enable the treatment of lower grade underground sulphide ore
(than is being treated at the existing Sulphide Treatment Plant that currently treats all ore produced from underground operations) as well as low grade surface sulphide stockpiles and tailings. The project is anticipated to produce 702,000 ounces of gold over its life and increase annual gold production at Obuasi by between 50,000 and 85,000 ounces per annum. Production via this plant is anticipated to commence in the first half of 2009. Capital expenditure of $44 million is budgeted for this project for 2008.
•    Iduapriem Plant Expansion: This project, approved in November 2006, involves the addition and modification of metallurgical treatment and infrastructure at Iduapriem. These initiatives are being implemented to increase plant capacity, improve gold recovery and also reduce operating expenditure. It is estimated that these initiatives will add some 117,000 ounces of production over the life of mine at Iduapriem and increase annual gold production by some 50,000 ounces (albeit over a shorter life of mine assuming no further growth in ore reserves at Iduapriem). Capital expenditure of
$42 million is budgeted for this project for 2008. The project is expected to be commissioned in the fourth quarter of 2008.
AngloGold Ashanti estimates that the total cost to continue to fund its existing development projects, including those key projects outlined above, will be approximately $1,262 million in 2008. For more information regarding AngloGold Ashanti’s brownfields development projects and its greenfields and brownfields exploration initiatives (see “8. Strategy”).
3.
PARTICULARS OF THE RIGHTS OFFER
3.1
Terms of the rights offer
Shareholders, recorded in the register at the record date, and/or their renouncees are offered on the terms and conditions set out in this circular, 69,470,442 rights offer shares at a subscription price of ZAR194.00 per rights offer share and in the ratio of 24.6403 rights offer shares for every
100 AngloGold Ashanti shares held on the record date. The subscription price is at a discount of
36.1% to the closing ordinary share price on 20 May 2008 of ZAR303.79 and at a discount of 31.2%
to the theoretical ex-rights price of an AngloGold Ashanti share of ZAR281.83.
The record date for purposes of determining which shareholders are entitled to participate in the rights offer is Friday, 6 June 2008.
The rights offer shares will rank
pari passu
in all respects with the existing ordinary shares.
The letters of allocation are negotiable and will be listed on the JSE on Monday, 2 June 2008. The rights offer shares will not be capable of being traded before such shares shall have been listed on the JSE on Monday, 30 June 2008.
In respect of those shareholders in Japan, those in Europe who are EU Prohibited Shareholders and those holders of AngloGold Ashanti CDIs who are located outside of Australia, the rights offer entitlement attributable to such shareholders will, if a premium can be obtained over the expenses of the sale, be sold on JSE for the benefit of, and remitted to, such shareholders. However, should the net proceeds of the sale in relation to any one holding be an amount of less than ZAR5, if payment is to be made in Rands, or £1, if payment is to be made in British Pounds or A$2 if payment is to be made in Australian dollars, such amount will be retained for the benefit of
AngloGold Ashanti. The proceeds of such sales, after deducting expenses, will be in Rands if the shareholder is on the South African register, converted into British pounds in the case of such shareholders on the United Kingdom register and converted into Australian dollars in respect of such holders of AngloGold Ashanti CDIs. None of the South African, United Kingdom or Australian
share registrars, any broker appointed by them or AngloGold Ashanti, will have any obligation or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sales or the remittance of the net proceeds of such sales.
3.2
Opening and closing dates of the rights offer
The rights offer will open at 09:00 on Monday, 9 June 2008, and will close at 12:00 on Friday,
4 July 2008.

3.3
Rights offer entitlements
Shareholders will receive the right to subscribe for 24.6403 rights offer shares for every
100 AngloGold Ashanti shares held on the record date.
The entitlement of certificated shareholders, as reflected in the appropriate block in the form of instruction, is dependent on their shareholding at the close of business on the record date.
Shareholders who hold fewer than 100 AngloGold Ashanti shares or who do not hold a multiple of
100 AngloGold Ashanti shares (odd-lot holders), are referred to the table of entitlement set out in
Annexure 3 for their entitlement to rights offer shares.
The allocation of rights offer shares will be such that shareholders will not be allocated a fraction of a rights offer share and as such any entitlement to receive a fraction of a rights offer share which:
•    is less than one-half of a rights offer share, will be rounded down to the nearest whole number;
and
•    is equal to or greater than one-half of a rights offer share but less than a whole rights offer share, will be rounded up to the nearest whole number.
Excess applications will be accepted in terms of the rights offer on the basis set out in paragraph 3.4.
Certificated shareholders will have their rights offer entitlement credited to an account in electronic form with the South African transfer secretaries which will be administered by the South African transfer secretaries on their behalf. The enclosed form of instruction reflects the rights offer shares for which the certificated shareholder concerned is entitled to subscribe. The procedures which certificated shareholders should follow for the acceptance, sale or renunciation of their rights offer entitlement is reflected in the form of instruction.
The letters of allocation to which the form of instruction relates are negotiable and may be traded on the JSE.
Dematerialised shareholders will have their rights offer entitlement credited to their account by their
CSDP or broker in electronic form. The CSDP or broker will advise dematerialised shareholders of the procedure they need to follow for the acceptance, sale or renunciation of their rights offer entitlement in accordance with their custody agreements.
3.4
Excess applications
All rights offer shares not taken up in terms of the rights offer will be available for allocation to shareholders who wish to apply for a greater number of rights offer shares than those offered to them in terms of the rights offer. Accordingly, shareholders may also apply for additional rights offer shares in excess of the rights offer shares allocated to that shareholder in terms of the rights offer on the same terms and conditions as those applicable to their rights offer entitlement.
The right to apply for additional rights offer shares is transferable on renunciation.
Applications for additional rights offer shares by certificated shareholders may only be made by completing Blocks 7 and 8 of the form of instruction.
Dematerialised shareholders who wish to apply for excess rights offer shares, should instruct their
CSDP or broker, in terms of the agreement entered into between them and their CSDP or broker, as to the number of additional rights offer shares for which they wish to apply.
An announcement will be released on SENS on or about Monday, 7 July 2008, and published in the press on Tuesday, 8 July 2008, stating the results of the rights offer and the basis of allocation of any additional rights offer shares for which application is made.
The pool of rights offer shares available to meet excess applications will be dealt with as set out below:
•    if all the rights offer shares are taken up in terms of the rights offer, no additional rights offer shares will be made available for allocation to applicants; or
•    if the rights offer shares taken up in terms of the rights offer and the excess applications, together, are less than or equal to 100% of the number of rights offer shares available, the directors will allocate any or all excess applications in an equitable manner; or

•    if the rights offer shares taken up in terms of the rights offer and the excess applications together exceed 100% of the number of rights shares available, the allocation of rights offer shares in respect of excess applications will be equitable and will take cognisance of the number of
AngloGold Ashanti shares held by each applicant prior to such allocation and the number of rights offer shares for which application is made by such applicant. This will require a beneficial download from Strate at the record date, with sufficient notice having been given to Strate. Non-
equitable allocations of applications for additional rights offer shares will only be allowed in instances where they are used to round holdings up to the nearest multiple of 100 shares.
Cheques and/or refunding of monies in respect of unsuccessful applications for additional rights offer shares by certificated shareholders will be posted to the relevant applicants, at their risk, on or about Friday, 11 July 2008. No interest will be paid on monies received in respect of unsuccessful applications.
3.5
Procedure for acceptance of the rights offer
Full details of the procedure for acceptance and payment by certificated shareholders are contained in paragraph 4 of the form of instruction and in the case of dematerialised shareholders, as advised by their CSDP or broker. The following should be noted:
•   acceptances are irrevocable and may not be withdrawn;
•   acceptances, including applications for rights offer shares in excess of those allocated in terms of the rights offer, may only be made by certificated shareholders by means of the form of instruction;
• any instruction to sell or renounce all or part of their rights offer entitlement may only be made by certificated shareholders by means of the form of instruction;
•   the properly completed form of instruction and a cheque (crossed “not transferable” and with the words “or bearer” deleted) or a banker’s draft (drawn on a registered bank in South Africa)
in Rands in payment of the subscription price “made payable to AngloGold Ashanti rights offer”
must be received from certificated shareholders by the transfer secretaries at the addresses referred to on pages 4 and 5, by not later than 12:00 on Friday, 4 July 2008. Certificated shareholders are advised to take into consideration postal delivery times when posting their form of instruction, as no late postal deliveries will be accepted after 12:00 on Friday,
4 July 2008. Where possible, certificated shareholders are advised to deliver their completed form of instruction together with cheques or bankers draft by hand or by courier. Each cheque or banker’s draft will be deposited immediately for collection;
•    that should the requisite cheque or bankers draft not accompany the form of instruction, the transfer secretaries will treat the application as invalid;
•    payment will, when the relevant cheque or banker’s draft has been met, constitute an irrevocable acceptance of the rights offer upon the terms and conditions set out in this circular and the relevant form of instruction. Should any cheque or banker’s draft be dishonoured, AngloGold
Ashanti may, in its sole discretion and without prejudice to any rights it may have, regard the form of instruction as null and void or take such steps in regard thereto as it deems fit;
•    if any form of instruction and cheque or banker’s draft is not received as set out above, the rights offer entitlement will be deemed to have been declined by the shareholder to whom the form of instruction is addressed and the right to subscribe for the rights offer shares offered to the addressee or renounced in favour of his renouncee in terms of such form of instruction will lapse, no matter who then holds it; and
•   dematerialised shareholders must act in terms of the instructions received from their CSDP or broker.
3.6
Renunciation or sale of rights offer entitlement
A certificated shareholder on the South African register who wishes to sell all or part of his rights offer entitlement as reflected in the form of instruction must complete Form A of the form of instruction and return it to the South African transfer secretaries in accordance with the instructions contained therein to be received by no later than 12:00 on Wednesday, 25 June 2008. The transfer secretaries will endeavour to procure the sale of the rights offer entitlement on the JSE on behalf of such certificated shareholder and will remit the proceeds in accordance with the payment instructions reflected in the form of instruction, net of brokerage charges and subject to a minimum return amount of ZAR5. None of the South African transfer secretaries, any broker appointed by them or AngloGold Ashanti will have any obligation or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sale, the price obtained or any failure to sell such rights offer entitlement. References in this paragraph to a certificated shareholder include references to the person or persons executing the form of instruction and any person or persons on whose behalf such person or persons executing the form of instruction is/are acting. In the event of more than one person executing the form of instruction the provisions of this paragraph shall apply to them, jointly and severally.
Shareholders on the United Kingdom register who are entitled to participate in the rights offer and who wish to sell all or part of their rights offer entitlement should return their completed form of instruction to the United Kingdom registrars to be received by no later than 12:00 (United Kingdom time) on Wednesday, 25 June 2008. Net proceeds due to such shareholders will be paid in British
Pounds. None of the South African transfer secretaries, the United Kingdom Registrars, any broker appointed by them or AngloGold Ashanti, will have any obligation or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sales, the price obtained or any failure to sell such rights offer entitlement. References in this paragraph to a certificated shareholder include references to the person or persons executing the form of instruction and any person or persons on whose behalf such person or persons executing the form of instruction is/are acting. In the event of more than one person executing the form of instruction the provisions of this paragraph shall apply to them, jointly and severally.
Certificated shareholders who do not wish to sell all or part of their rights offer entitlement as reflected in the form of instruction and who do not wish to subscribe for any of the rights offer shares offered in terms of the form of instruction, but who wish to renounce their rights offer entitlement, must complete Form B of the form of instruction and the renouncee who wishes to acquire the rights offer shares in terms of the rights offer must complete Form C of the form of instruction, and lodge the form of instruction together with their payment to the South African transfer secretaries or United Kingdom registrars to be received by no later than 12:00 (South
African time) on Friday, 4 July 2008, in accordance with the instructions contained therein.
Certificated shareholders who wish to subscribe for only a portion of their rights offer entitlement must indicate the number of rights offer shares for which they wish to subscribe on the form of instruction.
In respect of those shareholders in Japan, those in Europe who are EU Prohibited Shareholders and those holders of AngloGold Ashanti CDIs who are located outside of Australia, the rights offer entitlement attributable to such shareholders will, if a premium can be obtained over the expenses of the sale, be sold on JSE for the benefit of, and remitted to, such shareholders. However, should the net proceeds of the sale in relation to any one holding be an amount of less than ZAR5, if payment is to be made in Rands, or £1, if payment is to be made in British Pounds or A$2 if payment is to be made in Australian dollars, such amount will be retained for the benefit of
AngloGold Ashanti. The proceeds of such sales, after deducting expenses, will be in Rands if the shareholder is on the South African register, converted into British pounds in the case of such shareholders on the United Kingdom register and converted into Australian dollars in respect of such holders of AngloGold Ashanti CDIs. None of the South African, United Kingdom or Australian
share registrars, any broker appointed by them or AngloGold Ashanti, will have any obligation or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sales or the remittance of the net proceeds of such sales.

3.7
Payment
A cheque (crossed “not transferable” and with the words “or bearer” deleted) or a banker’s draft
(drawn on a registered bank) payable to “AngloGold Ashanti – rights offer” for the amounts payable, in Rands, together with a properly completed form of instruction, must be lodged by certificated shareholders with the South African transfer secretaries as follows:
delivered to:
posted to:
Computershare Investor Services Computershare Investor Services
(Proprietary) Limited (Proprietary) Limited
Ground Floor PO Box 61763
70 Marshall Street Marshalltown 2107
Johannesburg 2001
so as to reach the South African transfer secretaries by no later than 12:00 (South African time) on
Friday, 4 July 2008.
Shareholders on the United Kingdom register must lodge the completed form of instruction and their cheque or banker’s draft, in accordance with the provisions above, to the United Kingdom registrars, as follows:
Delivered to:
Posted to:
Computershare Investor Services PLC Computershare Investor Services PLC
The Pavilions Corporate Actions Projects
Bridgwater Road Bristol BS99 6AH
Bristol BS13 8AE England
England
so as to reach the United Kingdom registrars by no later than 11:00 (UK time) on Friday,
4 July 2008.
3.8
Conversion of rights offer entitlements into ADS rights offer entitlements
The rights offer entitlement will trade on the JSE while the rights in respect of the ADSs will trade on the NYSE. One rights offer entitlement is equivalent to one ADS rights entitlement. A holder of a rights offer entitlement may convert rights offer entitlements into ADS rights offer entitlements. ADS rights offer entitlements may be traded on the NYSE and exercised in order to purchase ADSs, in each case on the terms and conditions governing ADS rights offer entitlement.
The process to convert a rights offer entitlement into an ADS rights offer entitlement is similar to that for converting an AngloGold Ashanti ordinary share into an ADS. The Bank of New York will deliver
ADS rights entitlements if a holder of a rights offer entitlement deposits the rights offer entitlement or evidence of the right to receive the rights offer entitlement with the custodian. Upon payment of its fees and expenses and any taxes or charges, such as stamp taxes or transfer taxes or fees, The
Bank of New York will register the appropriate number of ADS rights offer entitlements in the names such holder of rights offer entitlements requests and will deliver the ADS rights entitlement at its
Corporate Trust Office to the persons such holder of rights entitlement requests. The Bank of New
York will not deliver rights offer entitlements in exchange for ADS rights entitlements.
It should be noted that it is the sole responsibility of the holder of a rights offer entitlement to obtain any regulatory or other approvals necessary prior to the implementation of the conversion, including exchange control approval, if required. Furthermore, sufficient time should be allowed for the conversion process and for the ADS rights entitlement received in exchange for rights offer entitlement to be traded on the NYSE or exercised to subscribe for ADSs given that the trading of
ADS rights on the NYSE ceases at 4:00 p.m. (New York City time) on Wednesday, 20 June 2008 and the ADS subscription period ends at 5:00 p.m. (New York City time) on Monday, 23 June 2008, which dates are earlier than the corresponding dates for the trading of rights offer entitlements on the JSE and the end of the ordinary share subscription period. Furthermore, a subscriber of the offered ADSs must deposit 110% of the estimated ADS subscription price, upon the exercise of each ADS rights entitlement to increase the likelihood that the ADS rights agent will have sufficient funds to pay the ADS subscription price in light of a possible appreciation of the ZAR against the
U.S. dollar between the date the U.S. dollar price is fixed and the end of the ADS subscription period and to pay foreign currency conversion fees as well as the depositary’s issuance fee of
$0.03 per new ADS. The ADS rights agent may sell a portion of the new ADSs available to the relevant holder upon the exercise of its ADS rights entitlement that is sufficient to pay any shortfall in the subscription price and the abovementioned additional costs that is not paid within 14 days of notice of any deficiency.
None of AngloGold Ashanti, The Bank of New York or any custodian or agent acting on behalf of either of them will have any obligation or be responsible for any loss or damage whatsoever in relation to or arising out of the exchange of share rights for ADS rights or the timing thereof.
Different terms and conditions govern rights offer entitlements and ADS rights entitlements, the latter of which are not set out in this circular. Please refer to the U.S. Prospectus which is available at http://www.sec.gov to obtain more information on the trading of ADSs and ADS rights entitlements and before deciding whether to convert rights offer entitlements to ADS rights entitlements.
3.9
Exchange Control Regulations
The following summary is intended only as a guide and is, therefore, not comprehensive. If shareholders are in any doubt as to the appropriate course of action they are advised to consult their professional advisor.
Pursuant to the Exchange Control Regulations and upon specific approval of the South African
Reserve Bank, non-residents, excluding former residents of the Common Monetary Area, will be allowed to:
•   take up rights allocated to them in terms of the rights offer;
•   purchase letters of allocation on the JSE;
•   subscribe for the rights offer shares arising in respect of the letters of allocation purchased on the JSE provided payment is received either through normal banking channels from abroad or from a non-resident account; and
•   purchase additional rights offer shares which have been applied for in terms of the rights offer, provided payment is received either through normal banking channels from abroad or from a non-
resident account.
All applications by non-residents for the above purposes must be made through an authorised dealer in foreign exchange. Electronic statements issued in terms of Strate and any share certificates issued pursuant to such applications will be endorsed “non-resident”.
Where a right in terms of the rights offer becomes due to a former resident of the Common
Monetary Area, which right is based on shares blocked in terms of the Exchange Control
Regulations, then only emigrant blocked funds may be used to:
•   take up the rights offer entitlement allocated to them in terms of the offer;
•   purchase letters of allocation on the JSE;
•   subscribe for the rights offer shares arising in respect of the letters of allocation purchased on the JSE; and
•   purchase additional rights offer shares which have been applied for in terms of the rights.
All applications by emigrants using blocked funds for the above purposes must be made through their authorised dealer in South Africa controlling their blocked assets. Share certificates issued to such emigrants will be endorsed “non-resident” and placed under the control of the authorised dealer in foreign exchange through whom the payment was made. The proceeds due to emigrants from the sale of the letters of allocation, if applicable, will be returned to the authorised dealer in foreign exchange for credit to such emigrants’ blocked accounts. Electronic statements issued in terms of Strate and any rights offer share certificates issued pursuant to blocked rand transactions will be endorsed “non-resident” and placed under the control of the authorised dealer through whom the payment was made. The proceeds arising from the sale of letters of allocation or arising from the sale of blocked shares will be credited to the blocked accounts of the emigrants concerned.
Any qualifying shareholder resident outside the Common Monetary Area who receives this circular and form of instruction should obtain advice as to whether any governmental and/or other legal consent is required and/or any other formality must be observed to enable a subscription to be made in terms of such form of instruction.

New share certificates issued pursuant to the rights offer to an emigrant will be endorsed
“non-resident” and forwarded to the address of the relevant authorised dealer controlling such emigrant’s blocked assets for control in terms of the Exchange Control Regulations. Where the emigrant’s shares are in dematerialised form with a CSDP or broker, the electronic statement issued in terms of Strate will be despatched by the CSDP or broker to the address of the emigrant in the records of the CSDP or broker.
3.10  South African law
All transactions arising from the provisions of this circular (other than the underwriting agreement which is governed by the laws of the State of New York), the letter of allocation and the accompanying form of instruction will be governed by and be subject to the laws of South Africa.
3.11  Tax consequences
Shareholders are advised to consult their professional advisers regarding the tax implications of the rights offer.
3.12  Documents of title
Share certificates to be issued to certificated shareholders pursuant to the rights offer will be posted to persons entitled thereto, by registered post in South Africa or by First Class Post in the
United Kingdom, at the risk of the shareholders concerned, on or about Monday, 7 July 2008.
Certificated shareholders recorded on the register receiving new certificated rights offer shares must note they will not be able to trade their shares on the JSE until such shares have been dematerialised, which could take between one to ten business days, depending on volumes being processed.
Dematerialised shareholders will have their accounts updated at their CSDP or broker in respect of the rights offer entitlement issued to them on Monday, 7 July 2008.
CSDPs will effect payment on a delivery against payment method in respect of holders of dematerialised AngloGold Ashanti shares.
3.13  Underwriting
AngloGold Ashanti has entered into an underwriting agreement with the underwriters. The underwriters have the right to terminate the underwriting agreement in certain circumstances that are typical for an agreement of this nature, including in the case of force majeure, material adverse change or the occurrence of a breach of representations, warranties or undertakings. Further details on the underwriting agreement are set out in paragraph 15.
4.
LISTINGS
The JSE has granted listings for:
•    letters of allocation in respect of 69,470,442 rights offer shares from the commencement of trade on
Monday, 2 June 2008, to the close of trade on Friday, 27 June 2008, both days inclusive under share code: ANGN, ISIN: ZAE000119418; and
•    69,470,442 rights offer shares from the commencement of trade on Monday, 30 June 2008.
It is the intention of AngloGold Ashanti to list all the rights offer shares on the stock exchanges on which it is listed within the timeframes required by such stock exchanges.
The rights offer entitlement will only trade on the JSE while the rights in respect of the ADSs will trade on the NYSE.

5.
SHARE CAPITAL OF ANGLOGOLD ASHANTI
AngloGold Ashanti’s authorised share capital is ZAR102,120,000, divided into ordinary shares of par value ZAR0.25 each, E-ordinary shares of par value ZAR0.25 each, A redeemable preference shares of par value ZAR0.50 each, and B redeemable preference shares of par value ZAR0.01 each. The ordinary shares, E-ordinary shares and the A redeemable preference shares have voting rights, while the
B redeemable preference shares have voting rights only under certain circumstances and, in respect of each of these classes of shares, there is no provision in the articles of association of AngloGold Ashanti for cumulative voting.
The authorised and issued share capital of AngloGold Ashanti on the last practicable date is set out below:
A redeemable
B redeemable
Ordinary               E-ordinary
preference              preference
shares
shares
shares
shares
Authorised:
– number 400,000,000 4,280,000 2,000,000 5,000,000
– amount ZAR100,000,000 ZAR1,070,000 ZAR1,000,000 ZAR50,000
Issued at last
practicable date:
– number 277,882,425 4,055,870 2,000,000 778,896
– nominal amount ZAR69,470,606 ZAR1,013,967 ZAR1,000,000 ZAR7,789
– share premium amount
ZAR22,702,249,561    ZAR336,100,348   ZAR117,456,000
ZAR194,716,211
– total share capital
ZAR22,771,720,167    ZAR337,114,315   ZAR118,456,000
ZAR194,724,000
Issued post rights offer:
– number 347,352,867 4,055,870 2,000,000 778,896
– nominal amount ZAR86,838,217 ZAR1,013,967 ZAR1,000,000 ZAR7,789
– share premium amount
ZAR36,162,147,699    ZAR336,100,348   ZAR117,456,000
ZAR194,716,211
– total share capital
ZAR36,248,985,915    ZAR337,114,315   ZAR118,456,000
ZAR194,724,000
All of the issued ordinary shares, E-ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.
All of the A redeemable preference shares and B redeemable preference shares are held by Eastvaal
Gold Holdings Limited, AngloGold Ashanti’s wholly-owned subsidiary. AngloGold Ashanti’s articles of association provide that the A redeemable preference shares and B redeemable preference shares are not transferable.
AngloGold Ashanti does not hold any treasury shares.
AngloGold Ashanti’s share price history on the JSE is summarised in Annexure 4.
6.
SHAREHOLDER LOCK-UP AND SUPPORT
Anglo Capital South Africa (Proprietary) Limited has confirmed to AngloGold Ashanti that it will not offer, sell or allot any AngloGold Ashanti shares or other securities that are convertible into or exchangeable for, or represent the right to receive AngloGold Ashanti shares, for a 90-day period from the time
AngloGold Ashanti first delivers AngloGold Ashanti shares to subscribers following the exercise of rights by such subscribers.
Allan Gray Limited, which currently acts as investment manager for clients holding 11.2% of AngloGold
Ashanti’s shares, has agreed to procure that its clients currently holding 11.2% of AngloGold Ashanti shares subscribe for their entire entitlement under the rights offer.
The Public Investment Corporation, which currently owns approximately 8.5% of AngloGold Ashanti’s issued ordinary shares, has agreed to subscribe for its entire entitlement under the rights offer.

7.
NATURE OF BUSINESS
AngloGold Ashanti currently conducts gold mining operations in Africa, North and South America and
Australia and undertakes exploration activities in Africa, North and South America, Australia and Asia.
In addition, AngloGold Ashanti is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold.
AngloGold Ashanti, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions.
As at 31 December 2007, AngloGold Ashanti had combined proved and probable ore reserves of
73.1 million ounces, total revenues, in accordance with International Financial Reporting Standards, of
$3,472 million and gold production of 5.5 million ounces, produced at a total cash cost of $357/oz.
AngloGold Ashanti, as it operates today, was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African
Companies Act No 61 of 1973, as amended. AngloGold Ashanti was formed through the consolidation of the gold interests of Anglo American Corporation of South Africa Limited and its associated companies into a single, focused, independent gold company in 1998, at which time it changed its name to AngloGold Limited. At the time, AngloGold Ashanti’s production and reserve base were primarily located in South Africa (97% of 1997 production and 99% of reserves as at 31 December 1997).
One of AngloGold Ashanti’s primary objectives was to achieve greater geographic and orebody diversity and through a combination of merger, acquisition and disposal initiatives as well as organic growth activities, AngloGold Ashanti has developed a high quality, well diversified asset portfolio resulting in:
•    production from 20 operations in ten countries – Argentina, Australia, Brazil, Ghana, Guinea, Mali,
Namibia, South Africa, Tanzania and the United States of America;
•    for the year ended 31 December 2007, 57% of production and 54% of ore reserves being from outside of South Africa; and
•    production from a broad variety of orebody types with open-pit and underground mines.
On 26 April 2004, AngloGold Limited acquired the entire issued share capital of Ashanti Goldfields
Company Limited at an exchange ratio of 0.29 AngloGold Ashanti shares for every Ashanti share pursuant to a scheme of arrangement which was confirmed by the High Court in Ghana. AngloGold
Limited changed its name to AngloGold Ashanti on the same day.
8.
STRATEGY
AngloGold Ashanti’s business strategy has three principal elements:
•   managing the business;
•   portfolio optimisation and capital deployment; and
•   growing the business.
Managing the Business. AngloGold Ashanti seeks to enhance shareholder value through endeavouring to plan and implement operating strategies that identify optimal ore body capability, applying appropriate methods and design ensuring efficient operating performance, detailed planning and scheduling, coupled with the application of best practices across all aspects of the production and service activities associated with each asset. Safe work practices and working in compliance with industry and company standards informs all aspects of our business process. Successfully managing the business means delivering on AngloGold Ashanti’s commitments, which include ensuring safe work practices, meeting production targets on time and within budget, managing its costs and associated escalations, maximising revenues, which includes reducing its hedge commitments, whilst also seeking to ensure that its business partners share in the value creation process.
•
Safety & Health. Safety is AngloGold Ashanti’s first value, which is reflected in all leadership behaviors and is the foundation on which it builds all value enhancing processes in the business;
•
Managing Costs. AngloGold Ashanti intends to manage its input costs taking into account revenues in order to protect margins and returns on capital employed. In particular:

–   resource development strategies will be applied to ensure AngloGold Ashanti maintains operating margins over time and within the respective life cycle of assets. Initiatives include reviewing, and interventions to improve, mining practices, both at under-performing operations and to further improve performance at other operations;
–   where AngloGold Ashanti has protected or hedged revenues it will endeavor to protect input costs in order to ensure it protects critical margins; and
–   maintain core business costs below mean industry costs to ensure appropriate downside risk on cash flow and returns in a volatile price environment. These initiatives include AngloGold Ashanti’s global procurement efforts;
•
Revenues. AngloGold Ashanti will seek to ensure that it extracts full value from its products by maximising its revenue through the following initiatives:
–   AngloGold Ashanti is currently committed to reducing its hedge book in order that its shareholders more fully benefit in gold price upside; and
–   where possible and appropriate, AngloGold Ashanti supports the beneficiation of its products, so as to enhance value creation opportunities.
•
Portfolio Optimisation and Capital Deployment: AngloGold Ashanti also seeks to optimise its operations through effective capital deployment and asset management, supported by world class processes and skills, which encompass good safety standards.
•
Optimising Capital Deployment: AngloGold Ashanti intends to allocate capital to leverage maximum value and returns from existing assets and growth opportunities. With the goal of most efficiently deploying capital effectively across its existing assets, AngloGold Ashanti will review and rank internally each asset on an annual basis as part of the annual business planning process. As part of the initial asset review process AngloGold Ashanti has determined that maximum value leverage will be obtained from:
–   furthering AngloGold Ashanti’s key greenfields and brownfields exploration and its brownfields development initiatives as outlined below;
–   further increasing exploration spend at certain existing mine sites (in addition to those initiatives outlined below) that are believed to have considerable potential beyond that realised to date, particularly at AngloGold Ashanti’s South American operations (Brazil Mineração, Serra Grande and Cerro Vanguardia) and certain operations in Africa, namely Siguiri and Navachab (in the case of Navachab in addition to increased exploration, the deployment of dense media separation technology that will allow for the processing of lower grade ore and increase gold production is under consideration);
–   improving mining practices (including improving mine layouts, optimising and accelerating ore reserve development and reducing ore loss and waste dilution and continued re-capitalisation of operations in order to enhance recovered grades and gold production at Obuasi, as well as further accelerating grade control and brownfields exploration, as well as continuing to identify appropriate processing routes for certain refractory ores, at Geita, in addition to enhancing maintenance systems and skill levels at these currently under-performing operations); and
–   selling or restructuring certain assets that are deemed no longer consistent with AngloGold
Ashanti’s asset profile or from which assets greater value could be leveraged from sale or restructuring thereby raising cash and deploying it in other value enhancing initiatives.

•
Asset Management. AngloGold Ashanti is developing a management framework that will seek to ensure that maximum value is attained from each asset in its portfolio. AngloGold Ashanti has developed a “pathway to value” framework to highlight the key value drivers and opportunities at each of its operations. Value optimisation opportunities will be identified across the spectrum of scoping potential (exploration), operating strategy and optimisation, incorporating ore body capability, mining methods and design and operating performance. These strategies are to be developed through best practices with the aim of achieving an optimal output.
•
Growing the Business. AngloGold Ashanti seeks to further enhance shareholder value by:
–   leveraging its current ground holdings and asset positions through greenfields exploration and brownfields exploration and development;
–  selectively pursuing merger and acquisition opportunities; and
–  maximising the value of other commodities within its existing and developing asset portfolio.
•
Greenfields and Brownfields Exploration and Development. AngloGold Ashanti prioritises organic growth through greenfields exploration and brownfields exploration and development leveraging its current ground holding and asset position as the most value efficient path to growth. During 2008, greenfields exploration activities are being undertaken in six countries: Australia, China, Colombia, the Democratic Republic of Congo, the Philippines and Russia. Brownfields exploration and/or
Brownfields development is currently underway at all of AngloGold Ashanti’s operations.
Recent greenfields exploration successes include:
–
Colombia
. In Colombia, AngloGold Ashanti has developed a “3 level participation model”
comprising its own exploration initiatives, explorations joint ventures with established players
(B2Gold, Mineros and Glencore) and equity positions in other exploration companies that are also active in Colombia, such as AngloGold Ashanti’s 15.9% equity interest in, and warrants to acquire additional equity of, B2Gold (AngloGold Ashanti has entered into a binding agreement with B2Gold that has resulted in AngloGold Ashanti holding a 15.9% interest in this company, together with warrants which could increase this interest in B2Gold to 26%). AngloGold Ashanti’s land holding position in Colombia, which includes that held with its joint venture partners, is some 37,500 square kilometres. AngloGold Ashanti’s exploration initiatives include La Colosa (a large porphyry deposit)
where a mineral resource has already been defined where it is intended that a pre-feasibility study
(focused on assessing the viability and options for developing an open pit gold mining operation)
will commence during 2008. AngloGold Ashanti’s most advanced joint venture interest is currently
Gramalote in which it holds a 49% interest and where a mineral resource has already been defined and exploration continues with a view to concluding a feasibility study by no later than 2010.
B2Gold have agreed to acquire the remaining 51% interest in Gramalote and will sole fund the remainder of this project to the completion of the feasibility study.
–
Australia. The Tropicana Joint Venture (in which AngloGold Ashanti has a 70% interest) covers approximately 12,000 square kilometres and is located to the east and north-east of Kalgoorlie in
Western Australia. Exploration has already defined a mineral resource and a pre-feasibility study
(focused on assessing the viability and options for developing an open pit gold mining operation)
is currently being completed. Reconnaissance exploration drilling is also continuing in parallel within the area of the Tropicana Joint Venture.
–
Democratic Republic of Congo. Exploration activities undertaken in the 10,000 square kilometres
Concession 40 tenement (located in Ituri Province in northeastern Democratic Republic of Congo)
include the advancement of resource delineation drilling on the known mineralisation at the
Mongbwalu deposit. A conceptual economic study for the Mongbwalu deposit was completed by the end of 2007 and drill testing of the highest priority regional targets is expected to be undertaken during 2008.
AngloGold Ashanti intends to leverage its “first mover” positions in greenfields exploration, with the focus on building coherent regional portfolios, while continuing to access its land positions utilising, where possible, the “3 level participation model” as successfully implemented in Colombia.
Brownfields exploration, which is aimed at identifying ounces for production at or around existing mines, is being undertaken around all of AngloGold Ashanti’s current operations. In 2007, the most successful brownfields exploration programmes were undertaken in Ghana, the United States of
America, Australia and Guinea. AngloGold Ashanti intends to increase its focus on brownfields opportunities with clear accountability for delivery of brownfields exploration targets lying with its operating leadership.

In 2008, exploration expenditure is budgeted at $220 million, of which $105 million is budgeted to be spent on greenfields exploration and $115 million is budgeted to be spent on brownfields exploration.
In 2007, exploration expenditure amounted to $167 million, of which $92 million was spent on greenfields exploration and $75 million was spent on brownfields exploration.
Current key brownfields development initiatives approved or under consideration include:
–
Boddington. The Boddington project, which was approved in March 2006, involves the mining of the basement reserves beneath previously mined oxide pits. Based on the current mine plan, mine life is estimated to be more than 20 years, with attributable life-of-mine gold production expected to be greater than 5.7 million ounces of gold. Production is anticipated to commence at Boddington in late 2008 or early 2009.
–
Mponeng Ventersdorp Contact Reef. This project, which was approved in February 2007, entails exploiting the Ventersdorp Contact Reef ore reserves at Mponeng located below 120 level.
AngloGold Ashanti estimates that this project will add up to 2.5 million ounces to production over the life of the project.
–
TauTona Carbon Leader Reef. This project, which was approved in July 2003, entails accessing and exploiting the Carbon Leader Reef ore reserves at TauTona located below 120 level.
Production was planned to begin in 2009 and AngloGold Ashanti estimated that this project would produce up to 2.5 million ounces of gold from 2009 to 2019. This project is currently under review as it is possible that part of the ore reserves forming this project could also be accessed from the neighbouring Mponeng mine in the Mponeng Carbon Leader Reef Project.
–
Mponeng Carbon Leader Reef. This project aims to exploit the Carbon Leader Reef ore reserves at Mponeng, which are located about 900 metres below the Ventersdorp Contact Reef. Initial estimates are that this project has the potential to contribute up to 7.4 million ounces to production over the life of the project (excluding any ore reserves currently attributable to the TauTona Carbon
Leader Reef Project) with production from this project estimated to commence in 2018. Ore reserves of 3.4 million ounces were added at Mponeng in 2007 as a result of initiatives related to this project.
–
Moab Khotsong (Zaaiplaats). A study for phase 2 of the development at Moab Khotsong, which will extend below the level of the currently planned phase 1 operations, was approved and completed during 2007. Ore reserves of 3.8 million ounces were added in 2007 as a result of these initiatives.
Studies continue with a view to presenting this project to the directors for consideration and final approval. It is estimated that the project could contribute 4.5 million ounces of gold over the life of the project with production estimated to commence in 2014.
–
Córrego do Sitio. The Córrego do Sítio Underground Sulphide Project is investigating the viability of exploiting the potential sulphide ore resources of the Córrego do Sítio underground ore bodies.
Underground development to further access and explore these ore bodies, as well as trial mining, is in progress. The project is expected to produce approximately 100,000 ounces of gold annually over 14 years and is scheduled to commence production in mid-2011.
–
Lamego. The Lamego Project currently involves the exploration (primarily via underground development) of the ore bodies located on the Lamego property. This project includes 2 phases.
Phase 1 includes a study, which is currently in progress, involving determining the viability of mining parts of these orebodies to produce 450,000 ounces over nine years with production estimated to commence in 2009. Phase 2, which is also currently in progress, involves a three year exploration and underground development program to evaluate the further potential of the Lamego ore bodies beyond phase 1 of the project.
–
Obuasi Deeps. Exploration and studies continue at Obuasi with a view to developing the large ore body below current working levels.
–
Obuasi Tailings Sulphide Plant. This project, which was approved in April 2008, entails the construction of a flotation circuit to enable the treatment of lower grade underground sulphide ore
(than is being treated at the existing Sulphide Treatment Plant that currently treats all ore produced from underground operations) as well as low grade surface sulphide stockpiles and tailings. The project is anticipated to produce 702,000 ounces of gold over its life and increase annual gold production at Obuasi by between 50,000 and 85,000 ounces per annum. Production via this plant is anticipated to commence in the first half of 2009.

–
Iduapriem Plant Expansion. This project, which was approved in November 2006, involves the addition and modification of metallurgical treatment and infrastructure at Iduapriem. These initiatives are being implemented to increase plant capacity, improve gold recovery and also reduce operating expenditure. It is estimated that these initiatives will add some 117,000 ounces of production over the life of mine at Iduapriem and increase annual gold production by some
50,000 ounces (albeit over a shorter life of mine assuming no further growth in ore reserves at
Iduapriem). The project is expected to be commissioned in the fourth quarter of 2008.
–
CC&V. The proposed mine life extension project is to include the development of new sources of ore, an extension to the existing heap leach facility, as well as a possible additional heap leach facility. Development drilling, engineering analysis and permitting requirements for this project are currently in progress. The extension of the existing heap leach facility could contribute a further
1.4 million ounces of gold production at CC&V. Construction for this project is planned to commence in 2009 with first gold production anticipated in late 2011 or early 2012. The possible additional heap leach facility is also under consideration and this could also further extend the life of CC&V.
For further details of these projects, please see “2. Purpose of the Rights Offer and Use of Proceeds.”
•
Mergers and Acquisitions. AngloGold Ashanti intends to continue to pursue value accretive acquisition opportunities with a view to enhancing its ground holding asset positions and its regional presence and achieving further growth in its business.
•
Other Commodities. AngloGold Ashanti produces uranium and silver as by-products of its existing gold production and, once the Boddington mine commences gold production, AngloGold Ashanti will also produce copper and silver at this mine. AngloGold Ashanti is increasing its uranium production with the upgrade of the uranium plant which will be commissioned in 2009, and the ramp up of gold production at Moab Khotsong (with a similar increase and ramp up of uranium production from this mine). Other uranium producing initiatives at both its Vaal River and West Wits operations in South
Africa are also under consideration. AngloGold Ashanti may also add further copper Ore Reserves and produce further copper from gold-copper deposits forming part of its exploration portfolio.
9.
PROSPECTS
For the full year 2008, AngloGold Ashanti is targeting gold production of between 4.9 million and
5.1 million ounces. Unit cash costs under IFRS for 2008 are expected to be approximately 23% to 29%
higher than in 2007 based on the following exchange rate assumptions: ZAR/$7.88, A$/$0.91, BRL/$1.71 and Argentinean peso/$3.16. Capital expenditure for 2008 is estimated at $1,262 million and will be managed in line with profitability and cash flow.
10. RISK FACTORS
This section describes some of the risks that could materially affect an investment in the rights offer shares. Additional risk factors not presently known to AngloGold Ashanti or that AngloGold Ashanti currently deems immaterial may also impair AngloGold Ashanti’s business operations.
Risks related to the gold mining industry generally
The profitability of AngloGold Ashanti’s operations, and the cash flows generated by these operations, are significantly affected by changes in the market price for gold.
The market price for gold can fluctuate widely. These fluctuations are caused by numerous factors beyond AngloGold Ashanti’s control, including:
•    speculative positions taken by investors or traders in gold;
•    changes in the demand for gold as an investment;
•    changes in the demand for gold used in jewellery and for other industrial uses;
•    changes in the supply of gold from production, disinvestment, scrap and hedging;
•    financial market expectations regarding the rate of inflation;
•    the strength of the dollar (the currency in which the gold price trades internationally) relative to other currencies;

•    changes in interest rates;
•    actual or expected gold sales by central banks and the International Monetary Fund;
•    gold hedging and de-hedging by gold producers;
•    global or regional political or economic events; and
•    costs of gold production in major gold-producing nations in which the company has operations, such as South Africa, the United States and Australia.
The price of gold is often subject to sharp, short-term changes resulting from speculative activities.
While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price.
The following table presents the annual high, low and average afternoon fixing prices over the past ten years, expressed in dollars, for gold per ounce on the London Bullion Market:
Year
High
Low
Average
1998 314 273 287
1999 340 252 278
2000 317 262 279
2001 298 253 271
2002 347 278 310
2003 417 320 364
2004 456 371 410
2005 538 412 445
2006 725 525 604
2007 845 602 697
2008 (to 20 May) 1,023 841 916
Source of data: Metals Week, Reuters and London Bullion Market Association
On 20 May 2008, the afternoon fixing price of gold on the London Bullion Market was $907 per ounce.
In addition to the spot price of gold, a portion of AngloGold Ashanti’s gold sales is determined at prices in accordance with the various hedging contracts that it has entered into, or may enter into, with various gold hedging counterparts.
If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations, particularly those operations having operating costs that are flexible to such short- to medium-term curtailment or closure, or change its past dividend payment policies. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.
The profitability of AngloGold Ashanti’s operations, and the cash flows generated by these operations, are significantly affected by the fluctuations in the price of input production factors, many of which are linked to the price of oil and steel.
Fuel, power and consumables, including diesel, heavy fuel oil, chemical reagents, explosives and tyres, which are used in mining operations form a relatively large part of the operating costs of any mining company. The cost of these consumables is linked, to a greater or lesser extent, to the price of oil.
AngloGold Ashanti has estimated that for each $1 per barrel rise in the oil price, the average cash costs of all its operations increases by approximately $0.61 per ounce with the cash costs of certain of its mines, which are more dependent on fuel, being more sensitive to changes in the price of oil.
Furthermore, the cost of steel, which is used in the manufacture of most forms of fixed and mobile mining equipment, is also a relatively large contributor to the operating costs and capital expenditure of a mining company.
Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.

AngloGold Ashanti has no influence over the price of fuel, chemical reagents, explosives, steel and other commodities used in its mining activities.
AngloGold Ashanti’s operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, heavy mining equipment and metallurgical plant.
Due to the significant increase in the world’s demand for commodities, the global mining industry is experiencing an increase in production capacity both in terms of expansions at existing, as well as the development of new, production facilities.
This increase in expansion capacity has taken place, in certain instances, without a concomitant increase in the capacity for production of certain strategic spares, critical consumables and mining and processing equipment used to operate and construct mining operations, resulting in shortages of and an increase in the lead times to deliver these items.
In particular, AngloGold Ashanti and other gold mining companies have experienced shortages in critical consumables like tyres for mobile mining equipment, underground support, as well as certain critical spares for both mining equipment and processing plants including, for example, gears for the ball-mills. In addition, the company has experienced an increase in delivery times for these and other items. These shortages have also resulted in unanticipated increases in the price of certain of these and other items. Shortages of critical spares, consumables and equipment result in delays and production shortfalls. Increases in prices result in an increase in both operating costs and the capital expenditure to develop mining operations.
While suppliers and equipment manufacturers may increase capacity to meet the increased demand and therefore alleviate both shortages of, and time to deliver, strategic spares, critical consumables and mining and processing equipment, individually the companies have limited influence over manufacturers and suppliers. Consequently, shortages and increased lead times in delivery of strategic spares, critical consumables, heavy mining and certain processing equipment could have an adverse impact upon AngloGold Ashanti’s results of operations and its financial condition.
Gold companies face many risks related to their operations (including their exploration and development activities) that may adversely affect their cash flows and overall profitability.
Uncertainty and cost of mineral exploration and acquisitions
Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:
•    establish the presence, and quantify the extent and grades (metal content) of mineralised material through exploration drilling;
•    determine appropriate metallurgical recovery processes to extract gold from the ore;
•    estimate Ore Reserves;
•    undertake feasibility studies and estimate the technical and economic viability of the project; and
•    construct, renovate or expand mining and processing facilities.
Once gold mineralisation is discovered it can take several years to determine whether Ore Reserves exist. During this time the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs.
AngloGold Ashanti evaluates from time to time the acquisition of Ore Reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Its decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of Ore Reserves, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations and how these may change in the future. Other than historical operating results, all of these parameters are uncertain and have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate Ore
Reserves. In addition, there is intense competition for the acquisition of attractive mining properties.
As a result of these uncertainties, the exploration programmes and acquisitions engaged in by
AngloGold Ashanti may not result in the expansion or replacement of the current production with new
Ore Reserves or operations. This could adversely affect its results of operations and its financial condition.

Development risks
AngloGold Ashanti’s profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from its current estimates. The development of its mining projects may be subject to unexpected problems and delays.
AngloGold Ashanti’s decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns.
These estimates are based on assumptions regarding:
•    future gold, other metal and uranium prices;
•    anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
•    anticipated recovery rates of gold, and other metals and uranium from the ore;
•    anticipated capital expenditure and cash operating costs; and
•    the required return on investment.
Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are determined particularly by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tires and steel that are consumed in mining activities and credits from by-products. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above these uncertainties include:
•    the timing and cost, which can be considerable, of the construction of mining and processing facilities;
•    the availability and cost of skilled labour, power, water and transportation facilities;
•    the availability and cost of appropriate smelting and refining arrangements;
•    the need to obtain necessary environmental and other governmental permits and the timing of those permits; and
•    the availability of funds to finance construction and development activities.
The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of fluctuations in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, AngloGold Ashanti’s future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.
The shortage of skilled labour may also impede exploration and development projects.
Ore Reserve estimation risks
AngloGold Ashanti undertakes annual revisions to its Ore Reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as gold price and exchange rates. Ore
Reserve estimates are not precise calculations and are dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. These factors may result in reductions in its Ore Reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of AngloGold Ashanti’s mining asset base and, as a result, have an adverse effect upon the market price of AngloGold Ashanti’s ordinary shares and ADSs.

Production or mining industry risks
Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:
•    environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
•    industrial accidents;
•    underground fires;
•    labour disputes;
•    activities of illegal or artisanal miners;
•    electrical power interruptions;
•    encountering unexpected geological formations;
•    unanticipated ground and water conditions;
•    unanticipated increases in gold lock-up and inventory levels at the company’s heap-leach operations;
•    fall-of-ground accidents in underground operations;
•    failure of mining pit slopes and tailings dam walls;
•    legal and regulatory restrictions and changes to such restrictions;
•    seismic activity; and
•    other natural phenomena, such as floods or inclement weather conditions.
Seismic activity is of particular concern to the gold mining industry in South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk, AngloGold Ashanti uses sophisticated seismic and rock mechanics technologies.
Despite the implementation of this technology and modifications to mine layouts and support technology with a view to minimising the incidence and impact of seismic activity, seismic events have in the past, and may in the future, cause the death of, or personal injury to, miners and other employees, as well as the loss of mining equipment, damage to or destruction of mineral properties or production facilities, production disruptions, monetary losses, environmental damage and potential legal liabilities both within
South Africa and elsewhere where seismic activity may be a factor. As a result, these events may have a material adverse effect on AngloGold Ashanti’s operational result and its financial condition. For example, in the fourth quarter of 2007 AngloGold Ashanti encountered unanticipated delays and a shortfall in production of approximately 55,000 ounces as a result of these events.
Gold mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.
As a consequence of public concern about the perceived ill effects of economic globalisation, business generally and in particular large multinational corporations face increasing public scrutiny of their activities.
These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders – including employees, communities surrounding operations and the countries in which they operate – benefit, and will continue to benefit from these commercial activities, which are also expected to minimise or eliminate any damage to the interests of those stakeholders.
These pressures tend to be applied most strongly against companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of such pressures, especially if not effectively managed, include reputational damage, legal suits and social spending obligations. All of these factors could have a material adverse effect on AngloGold Ashanti’s results of operations and its financial condition.
The South African Department of Minerals and Energy has embarked on an audit strategy with the objective of helping mines to develop programs to improve health and safety. Audits have been conducted and a number of working place compliance stoppages have occurred. These instances have had a short-term adverse impact on gold production. Future stoppages could have a similar negative impact on production.

Gold mining operations are subject to extensive health and safety laws and regulations.
Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees. If these laws and regulations were to change and, if as a result, material additional expenditure were required to comply with such new laws and regulations, it could adversely affect AngloGold Ashanti’s results of operations and its financial condition.
Gold mining companies are subject to extensive environmental laws and regulations.
Gold mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on gold producers’
ability to conduct their operations. The cost of AngloGold Ashanti’s compliance with environmental laws and regulations has been significant and is expected to continue to be significant.
Gold mining companies are required to close their operations and rehabilitate the lands that they mine in accordance with environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they are known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on AngloGold Ashanti’s financial condition.
Environmental laws and regulations are continually changing and are generally becoming more restrictive. If AngloGold Ashanti’s environmental compliance obligations were to change as a result of changes in the laws and regulations or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions were to arise in its operations, its expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect AngloGold
Ashanti’s results of operations and its financial condition.
Risks related to AngloGold Ashanti’s operations
AngloGold Ashanti faces many risks related to its operations that may affect its cash flows and overall profitability.
AngloGold Ashanti uses gold hedging instruments and has entered into long term sales contracts, which may prevent AngloGold Ashanti from realising all potential gains resulting from subsequent commodity price increases in the future. AngloGold Ashanti’s reported financial condition could be adversely affected as a result of the need to fair value all of its hedge contracts.
AngloGold Ashanti currently uses gold hedging instruments to fix the selling price of a portion of its anticipated gold production and to protect revenues against unfavourable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold Ashanti from fully realising the positive impact on income from any subsequent favourable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favourable exchange rate movements.
A significant number of AngloGold Ashanti’s forward sales contracts are not treated as derivatives and fair valued on the financial statements as they fall under the normal purchase sales exemption. Should
AngloGold Ashanti fail to settle these contracts by physical delivery, then it may be required to account for the fair value of a portion, or potentially all of, the existing contracts in the financial statements. This could adversely affect AngloGold Ashanti’s reported financial condition.
AngloGold Ashanti intends to significantly reduce its gold hedging position following the rights offer, which will substantially reduce its protection against future declines in the market price of gold.
AngloGold Ashanti has traditionally used gold hedging instruments to protect the selling price of some of its anticipated sales against declines in the market price of gold. The use of these instruments has prevented AngloGold Ashanti from fully participating in the significant increase in the market price of gold in recent years. Since 2001, AngloGold Ashanti has been reducing its hedge commitments through hedge buy-backs (limited to non-hedge derivatives), physical settlement of maturing contracts and other restructurings in order to provide greater participation in a rising gold price environment.

Notwithstanding the steps AngloGold Ashanti has taken to date, its gold hedging position has continued
to have a significantly adverse effect upon its financial performance. In order to address this, AngloGold
Ashanti intends to procure early settlement of certain contracts otherwise due to mature in 2009 and
2010 during the course of 2008 in addition to settling contracts due to mature in 2008. In addition to the settlement of the aforementioned contracts during 2008, AngloGold Ashanti intends to restructure some of the remainder of its hedge book in order to achieve greater participation in the spot price for gold beyond 2009. For a description of AngloGold Ashanti’s plans to reduce its gold hedging position, see
“2. Purpose of the Rights Offer and Use of Proceeds”. As a result of these measures, AngloGold Ashanti expects to have substantially less protection against declines in the market price of gold during 2008 and later years compared to 2007.
AngloGold Ashanti faces certain risks and uncertainties in the execution of its planned gold hedge restructuring.
Through the planned gold hedge restructuring, AngloGold Ashanti intends to significantly reduce its gold hedging position by procuring early settlement of certain contracts otherwise due to mature in 2009 and 2010 during the of 2008 in addition to settling contracts already due to mature in 2008. In addition to the settlement of the aforementioned contracts during 2008, AngloGold Ashanti also intends to restructure some of the remainder of its hedge book in order to achieve greater participation in the spot price for gold beyond 2009. The exact nature, extent and execution of these processes will depend upon prevailing and anticipated market conditions at the time of restructuring, particularly prevailing gold prices and exchange rates and other relevant economic factors. Should these conditions become unfavorable at any stage during the restructuring, this may delay or frustrate the implementation of the restructuring. In addition, should the outlook for gold prices, exchange rates and other economic factors materially change, it is possible that AngloGold Ashanti’s plans for the execution of the gold hedge restructuring may be modified so as to minimise the adverse impact from such changes or maximise the benefits from them.
Furthermore, the execution of the gold hedge restructuring may depend on or be affected by AngloGold
Ashanti’s ability to obtain consents from hedge counterparties and its lenders. If AngloGold Ashanti is not able to successfully execute the planned gold hedge restructuring then it will be prevented from fully participating in higher gold prices should such gold prices continue to prevail.
AngloGold Ashanti also continues to give consideration to the early settlement of contracts not currently recorded on balance sheet (Normal Purchase Normal Sale Exemption (NPSE)) by means of early physical delivery. Such early physical settlement, if it were to occur, would result in a significant adverse impact on its 2008 recorded revenues in AngloGold Ashanti’s income statement, as sales that would have otherwise been executed at the spot price of gold will be replaced with sales based on the earlier contracted prices of such NPSE contracts that are settled during the year. Furthermore should
AngloGold Ashanti conclude that such early physical settlement of NPSE contracts represents a tainting event, it would be required to recognise on balance sheet the fair value of a portion of, or potentially all of, the existing NPSE contracts, which would result in a significant adverse impact on its financial statements. No such conclusion has yet been made by AngloGold Ashanti and it is still considering the potential impact of any such transaction.
Some of AngloGold Ashanti’s power suppliers have forced it to halt or curtail activities at its mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect AngloGold Ashanti’s results of operations and its financial condition.
In South Africa, AngloGold Ashanti’s mining operations are dependent upon electrical power generated by the State utility, Eskom. As a result of an increase in demand exceeding available generating capacity, Eskom has warned that the country could face disruptions in electrical power supply. At the start of 2008, as a result of substantial unplanned maintenance at Eskom’s power stations, as well as higher than usual seasonal rainfall adversely affecting Eskom’s coal stockpiles, Eskom’s generating capacity was constrained and reduced. As a result, the incidence of power outages in South Africa increased substantially to the point that, on Friday, 25 January 2008, Eskom warned that it could no longer guarantee the availability of its supply of electrical power to the South African mining industry.
Consequently, AngloGold Ashanti, along with other mining companies with South African operations, was forced temporarily to suspend mining operations at its South African mines. Following meetings between industry-wide representatives, including AngloGold Ashanti, and Eskom, agreement was reached whereby mines were able to resume their power consumption at 90 percent of average capacity in return for Eskom guaranteeing a more normal power supply, including undertakings to more reliably warn companies when power outages may occur. Mining operations resumed on Wednesday,

30 January 2008 at AngloGold Ashanti’s South African mines, although operations continued to be constrained by a power capacity limitation imposed by Eskom. By mid-first quarter of 2008, power supply had increased to around 96.5 percent and AngloGold Ashanti’s South African operations were once again able to operate at full capacity as a result of the various energy efficiency initiatives implemented at its South African operations. Ongoing and future production levels will depend on an ongoing stable power supply consistent with Eskom’s undertaking as well as whether AngloGold Ashanti is able to continue to implement, and increase, its various energy efficiency initiatives. The extent to which the power capacity limitation will result in lost production will depend on a number of factors, including the success of AngloGold Ashanti’s energy saving initiatives; accordingly AngloGold Ashanti is unable to estimate its lost production as a result of the power capacity limitations. Eskom has also advised the company that it intends to increase power tariffs significantly. Should the power outages continue to increase or should AngloGold Ashanti be unable to achieve its production or cost targets due to the current constraint, any additional power outages or any power tariff increases, then the company’s future profitability and its financial condition may be adversely impacted.

All of AngloGold Ashanti’s mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority (“VRA”) an entity controlled by the government of Ghana. Most of this electrical power is hydro-generated electricity, although AngloGold Ashanti also has access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA’s principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998, 2006 and the first half of 2007. In addition, during periods of limited electricity availability, the national power system is subject to system disturbances and voltage fluctuations, which can damage the group’s equipment. The VRA also obtains power from neighbouring Cote d’Ivoire, which has intermittently experienced some political instability and civil unrest. These factors, including increased power demand from other users in Ghana, may cause interruptions in AngloGold Ashanti’s power supply to its operations in Ghana or result in increases in the cost of power even if they do not interrupt supply. Consequently, these factors may adversely affect AngloGold Ashanti’s results of operations and its financial condition. In order to address this problem and to supplement the power generated by the VRA, AngloGold Ashanti has together with the other three principal gold producers in
Ghana, acquired (and equally fund) an 85 megawatt, diesel-fired, power plant that could be converted to gas supply once the anticipated West African Gas Pipeline is developed. To further reduce the dependence on hydro-electric power, which may be impacted by low rainfall, the VRA is increasing its thermal power generation capacity by constructing a 126 megawatt thermal plant at Tema.

AngloGold Ashanti’s mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. AngloGold Ashanti’s power supply has been disrupted in the past and it has suffered production losses as a result of equipment failure.

Contracts for sale of uranium at fixed prices could affect AngloGold Ashanti’s operating results and financial condition.

AngloGold Ashanti has entered into contracts for the sale of uranium produced by some of its South
African operations and may therefore be prevented from realising all potential gains from an increase in uranium prices to the extent that the company’s future production is covered by such contracts, or should AngloGold Ashanti not produce sufficient quantities of uranium to cover such contracts, it may need to procure or borrow uranium in the market to meet any shortfall which could adversely affect
AngloGold Ashanti’s results of operations and its financial condition.

Given the uncertainty relating to availability of power, and the impact power constraints may have on uranium production, the company is in negotiations to reschedule some of its uranium contracts and depending on the outcome of these negotiations, may have to buy uranium on the open market to fulfil its contractual obligations. For example in 2007, AngloGold Ashanti purchased 400,000 pounds of uranium at a cost of around $31 million.

Foreign exchange fluctuations could have a material adverse effect on AngloGold Ashanti’s operating results and financial condition.

Gold is principally a dollar-priced commodity, and most of AngloGold Ashanti’s revenues are realised in or linked to dollars while production costs are largely incurred in the applicable local currency where the relevant operation is located. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms.

Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies yields significantly higher revenues and lower production costs in dollar terms. If material, these exchange rate movements may have a material effect on AngloGold Ashanti’s operational results.
Since June 2002, the weakening of the dollar against the South African rand (up until the second half of
2007 when the South African rand began to also weaken against the dollar), the Brazilian real, the
Argentinean peso and the Australian dollar has had a negative impact upon AngloGold Ashanti’s profitability. Conversely, in certain prior years, the devaluation of these local currencies against the dollar has had a significant positive effect on the profitability of AngloGold Ashanti’s operations. In 2007, 2006, and 2005, AngloGold Ashanti derived approximately 66 percent, 66 percent and 67 percent, respectively, of its revenues from these countries and incurred approximately 59 percent, 58 percent and
63 percent, respectively, of production costs in these local currencies.
In 2007, the weakening of the dollar against these local currencies in which the company operates continued to increase total cash costs. A one percent strengthening of these local currencies against the dollar will result in an increase of total cash costs incurred of nearly $3 per ounce, or one percent.
These impacts were partially offset by the increase in the dollar price of gold, which increase was to some extent a function of dollar weakness. In addition, production costs in South African rand, Brazilian real, Argentinean peso and Australian dollar terms were only modestly offset by the effect of exchange rate movements on the price of imports denominated in dollars, as imported products comprise a small proportion of production costs in each of these countries.
A small proportion of AngloGold Ashanti’s hedges are denominated in Rands, Australian dollars and
Brazilian real, which may partially offset the effect of the US dollar’s strength or weakness on AngloGold
Ashanti’s profitability.
In addition, due to its global operations and local foreign exchange regulations, some of AngloGold
Ashanti’s funds are held in local currencies, such as the South African rand and the Australian dollar.
The dollar value of these currencies may be affected by exchange rate fluctuations. If material, exchange rate movements may adversely affect AngloGold Ashanti’s financial condition.
AngloGold Ashanti’s level of indebtedness may adversely affect its business.
As of 31 December 2007, AngloGold Ashanti had gross borrowings of around $1.9 billion (including bonds). This level of indebtedness could have adverse effects on AngloGold Ashanti’s flexibility to do business. Under the terms of AngloGold Ashanti’s borrowing facilities from its banks it is obliged to meet certain financial and other covenants. AngloGold Ashanti expects to meet these covenants and to be able to pay principal and interest on its debt by utilising the cash flows from operations. Its ability to continue to do so will depend upon its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond its control.
AngloGold Ashanti may be required to utilise a large portion of its cash flow to pay the principal and interest on its debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions.
AngloGold Ashanti’s level of indebtedness may make it vulnerable to economic cycle downturns, which are beyond its control, because during such downturns, it cannot be certain that its future cash flows will be sufficient to allow it to pay principal and interest on its debt and also to meet its other obligations.
Should the cash flow from operations be insufficient, it could breach its financial and other covenants and may be required to refinance all or part of its existing debt, use existing cash balances, issue additional equity or sell assets. AngloGold Ashanti cannot be sure that it will be able to do so on commercially reasonable terms, if at all.
AngloGold Ashanti intends to redeem its ZAR2 billion corporate bond (which matures in August 2008)
and refinance its $1 billion convertible bond (which matures in February 2009), AngloGold Ashanti cannot give assurance that it will be able to do so on commercially reasonable terms, if at all.
Inflation may have a material adverse effect on AngloGold Ashanti’s results of operations.
Most of AngloGold Ashanti’s operations are located in countries that have experienced high rates of inflation during certain periods.
Because it is unable to control the market price at which it sells the gold it produces (except to the extent that it enters into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which AngloGold Ashanti operates may result in an increase in future operational costs in local currencies, without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold. This could have a material adverse effect upon AngloGold Ashanti’s results of operations and its financial condition.

While none of AngloGold Ashanti’s specific operations is currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalised at higher cost mines.

AngloGold Ashanti’s new order mining rights in South Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights.

AngloGold Ashanti’s rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its mineral reserves and deposits are located in South Africa.

The Mineral and Petroleum Resources Development Act (“MPRDA”) vests custodianship of South
Africa’s mineral rights in the State. The State issues prospecting rights or mining rights to applicants.
Prospecting, mining and mineral rights formerly regulated under the Minerals Act 50 of 1991 and common law are now known as old order mining rights and the transitional arrangements provided in
Schedule II to the MPRDA give holders of such old order mining rights the opportunity to convert their old order mining rights into new order mining rights within specified time frames.

The Department of Minerals and Energy (“DME”) has published, pursuant to the MPRDA, the Broad-
Based Socio-Economic Empowerment Charter for the South African Mining Industry (the “Charter”).
Compliance with the Charter, measured using a designated Scorecard, requires that every mining company achieve 15 percent ownership by Historically Disadvantaged South Africans (“HDSAs”) of its
South African mining assets by 1 May 2009, and 26 percent ownership by 1 May 2014 and achieve participation by HDSAs in various other aspects of management referred to below. The company has submitted to the DME two Social and Labour Plans – one for each of its main mining regions – detailing its specific goals in these areas.

The Scorecard allows for a portion of ‘offset’ against the HDSAs equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine.
AngloGold Ashanti carries out such downstream activities and believes these will be recognised in terms of a framework currently being devised by the South African government.

AngloGold Ashanti has completed a number of asset sales to companies owned by HDSAs in the past
(estimated to have been equivalent to 20 percent of AngloGold Ashanti’s South African production as at 1
August 2005, when its applications for the conversion of its West Wits and Vaal River mineral rights from old order to new order mineral rights were approved). Furthermore, at the end of 2006 AngloGold Ashanti implemented an Employee Share Ownership Plan (“ESOP”) and Black Economic Empowerment
transaction, collectively with a value equivalent to approximately 6 percent of its South African assets. This is consistent with the company’s stated strategic intention to develop means of promoting broad based equity participation in the company by HDSAs and with an undertaking made to the DME as a condition for the granting to the company of its new order mining rights. AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the Charter, the Scorecard and its own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programmes to help achieve the requirement of having 40 percent of management roles being held by
HDSAs by 2010. AngloGold Ashanti will incur expenses in giving further effect to the Charter and the
Scorecard and the implementation of the ESOP will affect the company’s results of operations.

AngloGold Ashanti was informed on 1 August 2005, by the Director General of Minerals and Energy that its applications to convert its old order mining rights to new order mining rights for its West Wits and Vaal
River operations, as well as its applications for new mining rights to extend its mining areas at its TauTona and Kopanang mines, had been successful. These applications relate to all of its existing operations in
South Africa. The notarial agreements for the converted West Wits mining right and Block 1C11 new mining rights have been executed and registered as well as the agreements for Jonkerskraal,
Weltevreden, Moab Extension Area and the new right for Edom, all of which form part of the Vaal River operations. Two notarial agreements relating to the Vaal River operations are pending.

Even where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights. The AngloGold Ashanti rights that have been converted and registered do not differ significantly from the relevant old order rights. The duration of the new rights will no longer be perpetual as was the case under old order mining rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Energy.
The new order mining rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations to comply with the MPRDA or the conditions of the notarial agreement fails to remedy such breach. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities.
AngloGold Ashanti has a policy of evaluating, minimising and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with the company’s South African operations in light of the new, as well as existing, environmental requirements.
The proposed introduction of South African State royalties where a significant portion of
AngloGold Ashanti’s mineral reserves and operations are located could have an adverse effect on its results of operations and its financial condition.
The South African government has announced the details of the proposed new legislation whereby new order rights will be subject to a State royalty. The third draft of the Mineral and Petroleum Resources
Royalty Bill was published on 6 December 2007 and provides for the payment of a royalty according to a formula based on earnings before interest, tax and depreciation. It is estimated that the formula could translate to a royalty rate of more than 4 percent of gross sales in terms of current pricing assumptions.
The latest proposal results in a large increase from the 1.5 percent rate proposed in the second draft in
2006, and the company is making representations to the government through the South African
Chamber of Mines to retain the proposed 1.5 percent rate. The payment of royalties is currently scheduled to begin on 1 May 2009, if the Bill is passed by Parliament in its current form.
Certain factors may affect AngloGold Ashanti’s ability to support the carrying value of its property, plants and equipment, acquired properties, investments and goodwill on its balance sheet.
AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which identifiable cash flows are identifiable and independent of cash flows of other mining assets and liabilities.
If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
If any of these uncertainties occur either alone or in combination, it could require management to recognise an impairment, which could adversely affect AngloGold Ashanti’s financial condition.
Diversity in interpretation and application of accounting literature in the mining industry may impact AngloGold Ashanti’s reported financial results.
The mining industry has limited industry specific accounting literature. As a result, diversity exists in the interpretation and application of accounting literature to mining specific issues. For example, AngloGold
Ashanti capitalises the drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proved and probable reserves at a development stage or production stage mine, whereas some companies expense such costs. As and when diversity in interpretation and application is addressed, it may impact AngloGold Ashanti’s reported results should the adopted interpretation differ from the position followed by AngloGold Ashanti.
AngloGold Ashanti’s mineral reserves and deposits and mining operations are located in countries that face political, economic and/or security risks.
Some of AngloGold Ashanti’s mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where AngloGold Ashanti operates, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact on its operations and changes in laws relating to issues such as mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.

In 2007, the government of the Democratic Republic of Congo (“DRC”) announced an industry-wide review of all mining concessions and related agreements. The agreements related to the ownership and operation of AngloGold Ashanti’s concessions in the DRC are also subject to this review by a commission as appointed by the DRC government. The commission has indicated that it is seeking to increase the DRC government’s ownership in AngloGold Ashanti’s concession and increase land usage charges. The commission’s review process, the timing and final outcome of which AngloGold Ashanti is unable to predict, could result in an adverse change to AngloGold Ashanti in terms of these agreements which could have adverse impact upon AngloGold Ashanti’s current exploration activities and potential future mining activities in the DRC.
Any existing and new mining and exploration operations and projects AngloGold Ashanti carries out in these countries are, and will be subject to, various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social/community relations and other matters.
If, in one or more of these countries, AngloGold Ashanti was not able to obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially, which could result in changes to such laws and regimes, its results of operations and its financial condition could be adversely affected.
In Mali and Tanzania, AngloGold Ashanti is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes. In addition, AngloGold Ashanti has outstanding assessments and unresolved tax disputes in a number of countries. If the outstanding input taxes are not received, the tax disputes are not resolved and assessments are not made in a manner favourable to AngloGold Ashanti, it could have an adverse effect upon its results of operations and its financial condition.
In Argentina, the government is looking to apply export taxes of 5 percent to mining companies that were exempt therefrom. AngloGold Ashanti has filed a claim with the courts to prevent payment of an export tax. If the outcome of the tax claim is unfavourable to AngloGold Ashanti it could have an adverse effect upon its results of operations and financial condition.
Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the DRC and Colombia, have in the past experienced and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which the company is present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on the company’s operations in such regions. In the event that continued operations in these countries compromise AngloGold Ashanti’s security or business principles, it may withdraw from these countries on a temporary or permanent basis, which in turn, could have an adverse impact on its results of operations and its financial condition.
Labour disruptions and/or increased labour costs could have an adverse effect on AngloGold
Ashanti’s operating results and financial condition.
As at December 31, 2007, approximately 77 percent (2006: 69 percent) of AngloGold Ashanti’s workforce excluding contractors or 63 percent of total workforce was located in South Africa.
Approximately 98 percent of the workforce on its South African operations is unionised, with the National
Union of Mineworkers (“NUM”) representing the majority of unionised workers.
AngloGold Ashanti’s employees in some South American countries and Ghana are also highly unionised.
Trade unions have a significant impact on AngloGold Ashanti’s labour relations climate, as well as on social and political reforms, most notably in South Africa.
It has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. An agreement was signed with the unions in August 2007, following negotiations between NUM, United Associations of South Africa
(“UASA”) on behalf of some clerical and junior management staff and Solidarity (on behalf of a small number of miners) and the Chamber of Mines. A two-year deal was reached without resort to any industrial action.

Labour costs represent a substantial proportion of AngloGold Ashanti’s total operating costs and in many operations, including South African operations, is the company’s single largest operating cost category. The two-year wage agreement will be reviewed in June 2009 in negotiation with NUM, UASA,
Solidarity and the Chamber of Mines and any increases in labour costs have to be off-set by greater productivity efforts by all operations and employees.
There is a risk that strikes or other types of conflict with unions or employees may occur at any one of
AngloGold Ashanti’s operations. It is uncertain whether labour disruptions will be used to advocate labour, political or social goals in the future. Should any labour disruptions occur, if material, they could have an adverse effect on AngloGold Ashanti’s results of operations and its financial condition.
The use of mining contractors at certain of AngloGold Ashanti’s operations may expose it to delays or suspensions in mining activities and increases in mining costs.
Mining contractors are used at certain of AngloGold Ashanti’s mines, including Sadiola, Morila and
Yatela in Mali, Siguiri in Guinea, Iduapriem in Ghana and Sunrise Dam in Australia, to mine and deliver ore to processing plants. Consequently, at these mines, AngloGold Ashanti does not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor. Furthermore, increases in contract mining rates, in the absence of associated productivity increases, will have an adverse impact on the company’s results of operations and financial condition.
AngloGold Ashanti competes with mining and other companies for key human resources.
AngloGold Ashanti competes with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to continue to operate its business. This is further exacerbated in the current environment of increased mining activity across the globe combined with the global shortage of key mining industry human resource skills, including geologists, mining engineers, metallurgists and skilled artisans.
The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of the global industry wide shortages, AngloGold Ashanti is also required to achieve employment equity targets of participation by HDSAs in management and other positions.
AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. For further details see the risk factor
“AngloGold Ashanti’s new order mineral rights in South Africa could be suspended or cancelled should the company breach, and fail to remedy such breach of, its obligations in respect of the acquisition of these rights”.
There can be no assurance that AngloGold Ashanti will attract and retain skilled and experienced employees and, should it fail to do so or lose any of its key personnel, its business and growth prospects may be harmed and its results of operations and its financial condition could be adversely affected.
AngloGold Ashanti faces certain risks in dealing with HIV/AIDS which may adversely affect its results of operations and its financial condition.
AIDS remains the major health care challenge faced by AngloGold Ashanti’s South African operations.
The South African workforce prevalence studies indicate that the percentage of AngloGold Ashanti’s
South African workforce infected by HIV may be as high as 30 percent. Accurate prevalence data for
AIDS is not available owing to doctor-patient confidentiality. AngloGold Ashanti is continuing to develop and implement various programmes aimed at helping those who have been infected with HIV and preventing new infections. Since 2001 AngloGold Ashanti has offered a voluntary counselling and HIV testing programme for employees in South Africa. In 2002 AngloGold Ashanti began to offer anti-
retroviral therapy (“ART”) to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, AngloGold Ashanti has treated all eligible employees desiring it. Currently approximately 4,600 employees are on the wellness programme and as at December 2007, approximately 2,100 employees were receiving treatment using anti-retroviral drugs.
The cost of providing rigorous outcome-focused disease management of employees with AIDS, including the provision of an anti-retroviral therapy, is on average ZAR1,300 ($185) per employee on treatment per month. It is not yet possible to develop an accurate cost estimate of the programme in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation.

AngloGold Ashanti does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect its results of operations. Nevertheless, it is not possible to determine with certainty the costs that AngloGold Ashanti may incur in the future in addressing this issue, and consequently its results of operations and its financial condition could be adversely affected.
AngloGold Ashanti faces certain risks in dealing with malaria, as currently encountered at its operations located in Africa, which may have an adverse effect on its results of operations.
Malaria is a significant health risk at all of AngloGold Ashanti’s operations in Central, West and East
Africa where the disease assumes epidemic proportions because of ineffective national control programmes. The disease is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of AngloGold Ashanti’s operations located in these regions.
The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect upon the results of AngloGold Ashanti’s operations and its financial condition.
The primary areas of focus in respect of occupational health within AngloGold Ashanti’s operations are noise-induced hearing loss (“NIHL”), occupational lung diseases (“OLD”) and tuberculosis (“TB”).
AngloGold Ashanti provides occupational health services to its employees at its occupational health centres and it continues to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, such increase could have an adverse effect on AngloGold Ashanti’s results of operations and its financial condition.
Furthermore, the South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act
(“ODMWA”) that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act (“COIDA”) that provides for compensation to non-miners who have OLD.
COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalised value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). In addition, under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times more of AngloGold Ashanti’s employees would be compensated as compared with those eligible for compensation under ODMWA.
If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims AngloGold Ashanti could be subject to and consequently could have an adverse effect on its financial condition.
Mr Thembekile Mankayi instituted a legal action against AngloGold Ashanti in October 2006 in the High
Court, Witwatersrand Local Division. Mr. Mankayi is claiming approximately ZAR2.6 million for damages allegedly suffered by him as a result of silicosis allegedly contracted while working on mines now owned by AngloGold Ashanti. AngloGold Ashanti has filed an exception against the claim and was heard in the
High Court early February 2008. AngloGold Ashanti filed the exception on the basis that mine employers are insured in terms ODMWA and COIDA against compensable diseases and this prevents any delictual claims by employees against employers. Judgment has been reserved. If AngloGold Ashanti is unsuccessful in defending this suit, it could be subject to numerous similar claims which could have an adverse effect on its financial condition.
In response to the effects of silicosis in labour sending communities, a number of mining companies
(under the auspices of the Chamber of Mines), together with NUM which is the largest union in the mining sector and the national and regional departments of health have embarked on a project to assist in the delivery of compensation and relief to communities that have been affected.

The costs associated with the pumping of water inflows from closed mines adjacent to AngloGold
Ashanti’s operations could have an adverse effect upon its results of operations.
Certain of AngloGold Ashanti’s mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended.
Such ingress could have an adverse effect upon any one of AngloGold Ashanti’s mining operations as a result of property damage, disruption to operations and additional pumping costs.
AngloGold Ashanti has embarked on legal action in South Africa after the owner of an adjacent mine put the company owning the adjacent mining operation into liquidation, raising questions about its and other companies’ willingness to meet their water pumping obligations.
The relevant mining companies have entered into a settlement agreement. As part of the settlement arrangement the mining companies have formed and registered a not-for-profit company, known as the
Margaret Water Company, to conduct water pumping activities from the highest lying shaft which is currently owned by Stilfontein Gold Mining Company (in liquidation). The three mining companies will contribute equally to the cost of establishing and initially running the Margaret Water Company.
The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect its cash flows and overall profitability.
AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk.
However, AngloGold Ashanti’s insurance does not cover all potential risks associated with its business.
In addition, AngloGold Ashanti may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote. Furthermore, AngloGold Ashanti may not be able to obtain insurance coverage at acceptable premiums. AngloGold Ashanti has a captive insurance company, namely AGRe Insurance
Company Limited, which participates at various levels in certain of the insurances which AngloGold
Ashanti maintains. The occurrence of events for which it is not insured may adversely affect AngloGold
Ashanti’s cash flows and overall profitability and its financial condition.
Risks related to AngloGold Ashanti’s shares and AngloGold Ashanti ADSs
Sales of large quantities of AngloGold Ashanti’s ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities, as could future offerings of AngloGold Ashanti’s ordinary shares, ADSs or securities exchangeable or exercisable for ordinary shares or ADSs.
The market price of AngloGold Ashanti’s shares or AngloGold Ashanti ADSs could fall if large quantities of AngloGold Ashanti shares or AngloGold Ashanti ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of AngloGold Ashanti’s shares may decide to sell them at any time. The market price of AngloGold
Ashanti’s ordinary shares or ADSs could also fall as a result of any future offerings it makes of ordinary shares, ADSs, or securities exchangeable or exercisable for its ordinary shares or ADSs, or the perception in the marketplace that these sales might occur. AngloGold Ashanti may make such offerings, including offerings of additional ADS rights, letters of allocation or similar securities at any time or from time to time in the future.
AngloGold Ashanti has entered into a registration rights agreement with Anglo American plc (“AA plc”)
that would facilitate US registration of additional offers and sales of AngloGold Ashanti shares that
AA plc makes in the future, subject to certain conditions. Sales of AngloGold Ashanti shares or
AngloGold Ashanti ADSs if substantial, or the perception that sales may occur and be substantial, could exert downward pressure on the prevailing market prices for AngloGold Ashanti shares or AngloGold
Ashanti ADSs causing their market price to decline. In April 2006, AA plc sold 19,685,170 AngloGold
Ashanti shares and, in October 2007, sold an additional 69,100,000 AngloGold Ashanti shares.
These and other sales, combined with the dilutive effect of AngloGold Ashanti’s issuance of 9,970,732 ordinary shares in April 2006, reduced AA plc’s shareholding in AngloGold Ashanti from approximately
51 percent of issued AngloGold Ashanti shares as at 19 April 2006 to approximately 16.6 percent as at
20 May 2008. AA plc has stated that it intends to reduce and ultimately exit its gold company holdings and that it will continue to explore all available options to exit AngloGold Ashanti in an orderly manner
.
Sales or distributions of substantial amounts of AngloGold Ashanti shares or AngloGold Ashanti ADSs, or the perception that such sales or distributions may occur, could adversely affect the market price of
AngloGold Ashanti shares or AngloGold Ashanti ADSs.
Fluctuations in the exchange rate of different currencies may reduce the market value of
AngloGold Ashanti’s securities, as well as the market value of any dividends or distributions paid by AngloGold Ashanti.
AngloGold Ashanti has historically declared all dividends in Rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the
Ghanaian cedi and the U.S. dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold AngloGold Ashanti’s securities. This may reduce the value of these securities to investors. AngloGold Ashanti’s Memorandum and Articles of Association allows for dividends and distributions to be declared in any currency at the discretion of AngloGold Ashanti’s board of directors, or its shareholders at a general meeting. If and to the extent that AngloGold Ashanti opts to declare dividends and distributions in dollars, exchange rate movements will not affect the dollar value of any dividends or distributions, nevertheless, the value of any dividend or distribution in
Australian dollars, British Pounds, Ghanaian cedis or Rands will continue to be affected. If and to the extent that dividends and distributions are declared in Rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and dollar value of these dividends and distributions. Furthermore, the market value of AngloGold Ashanti’s securities as expressed in Australian dollars, British Pounds, Ghanaian cedis, dollars and Rands will continue to fluctuate in part as a result of foreign exchange fluctuations.
The recently announced proposal by the South African Government to replace the Secondary Tax on Companies with a withholding tax on dividends and other distributions may impact on the amount of dividends or other distributions received by the company’s shareholders.
On 21 February 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10 percent withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in phases between 2007 and 2009.
Although this may reduce the tax payable by AngloGold Ashanti’s South African operations of the company thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.
Risks related to the rights offer
The market prices for AngloGold Ashanti shares may fluctuate and may decline below the share subscription and AngloGold Ashanti cannot assure you that the listing and admission to trading of the offered shares on the JSE, and thus the offered shares becoming fungible with our existing ordinary shares, as well as the issuance of the offered AngloGold Ashanti ADSs, will occur when
AngloGold Ashanti expects.
AngloGold Ashanti cannot assure you that the public trading market prices of AngloGold Ashanti ADSs and AngloGold Ashanti shares will not decline below the share subscription price. Should that occur after you exercise your rights, you will suffer an immediate unrealised loss as a result. Moreover,
AngloGold Ashanti cannot assure you that, following the exercise of rights of entitlement, you will be able to sell your offered AngloGold Ashanti shares at a price equal to or greater than the share subscription price, as applicable. Until the offered AngloGold Ashanti shares are admitted to listing and trading on the JSE, they will not be fungible with our existing ordinary shares currently traded on the JSE.
AngloGold Ashanti cannot assure you that the listing and trading on the JSE will take place when anticipated.
Rights that are not exercised prior to the end of the share subscription period will expire valueless without any compensation, and if you do not exercise your rights, you will suffer significant dilution of your percentage ownership of AngloGold Ashanti shares.
The share subscription period begins at 9:00 a.m. (South African time) on 9 June 2008 and expires at
12:00 p.m. (South African time) on 4 July 2008. Any rights unexercised at the end of the applicable subscription period will expire valueless without any compensation.
To the extent that you do not exercise your rights, your proportionate ownership and voting interest in
AngloGold Ashanti will, accordingly, be reduced, and the percentage that your current holdings of

AngloGold Ashanti shares represent of AngloGold Ashanti’s increased share capital after completion of the rights offer will be disproportionately reduced. Even if you elect to sell your unexercised letters of allocation, the consideration you receive for them may not be sufficient to fully compensate you for the dilution of your percentage ownership of AngloGold Ashanti shares that may be caused as a result of the rights offer.
Even though the rights offer is being fully underwritten, the underwriting is subject to customary provisions allowing the underwriters to terminate the underwriting in certain limited circumstances.
The underwriters have agreed to procure subscribers for, or to subscribe for, any offered shares that are not subscribed for pursuant to the exercise of the rights or allocated pursuant to the excess applications.
However, the underwriting agreement grants the underwriters customary rights to terminate the underwriting agreement in certain limited circumstances. If the underwriters are entitled to terminate, and do terminate, the underwriting agreement, the amount of proceeds AngloGold Ashanti raises from the rights offer could be substantially reduced. If AngloGold Ashanti does not raise sufficient funds from the rights offer, AngloGold Ashanti may not be able to both fully implement its planned hedge restructuring while also continuing to fund our principal development projects and growth initiatives without raising additional funds, which AngloGold Ashanti may be unable to do on commercially reasonable terms or in a timely manner. Because the exercise of the rights offer entitlements will be irrevocable upon exercise and may not be cancelled or modified after such time, if shareholders have exercised their rights they will be required to complete their subscription for rights offer shares even if the underwriting agreement is terminated.
An active trading market may not develop for the letters of allotment and, if a market does develop, the letters of allotment may be subject to greater price volatility than AngloGold Ashanti ordinary shares.
A trading period has been set for letters of allotment from 2 June to 27 June 2008. AngloGold Ashanti cannot assure shareholders that an active trading market in the letters of allocation on the JSE will develop during the trading period or that any over-the-counter trading market in the rights will develop.
Even if active markets develop, the trading price of the rights may be volatile.
11.  UNAUDITED PRO FORMA FINANCIAL INFORMATION RELATING TO ANGLOGOLD ASHANTI
The unaudited pro forma financial information of AngloGold Ashanti was prepared in order to show the effects of the rights offer, assuming that the rights offer took place to its full extent on 1 January 2007 for purposes of the income statement for the year ended and as at 31 December 2007 for purposes of the balance sheet. The information is the responsibility of the directors of AngloGold Ashanti and has been prepared for illustrative purposes only and may not, because of its nature, give a true picture of the financial position of AngloGold Ashanti. The pro forma financial information is consistent in both format and accounting policies adopted by AngloGold Ashanti in its annual financial statements for the year ended 31 December 2007. It does not purport to be indicative of what the results or financial results would have been if the rights offer had actually occurred at an earlier date. The unaudited pro forma financial information does not reflect the application of the net proceeds of the rights offer for the purposes described in “2. Purpose of Rights Offer and Use of Proceeds”, but rather includes their application to temporarily reduce borrowings and increase available cash on hand pending their use for such purposes. The net share issue proceeds are assumed to be $1,714 million, being share issue proceeds of $1,766 million less the $52 million of underwriting cost and issue expenses.
The unaudited
pro forma
financial information of AngloGold Ashanti should be read in conjunction with the Notes thereto and the report of Ernst & Young (Annexure 1).

Unaudited
pro forma
per share information for the year ended 31 December 2007
For the year ended 31 December 2007
Before
After
the issue
the issue
Movement
(%)
Net asset value per share
1
US cents 867 1,184 37
Net tangible asset value per share
1
US cents 711 1,058 49
Cash gross profit per share
2
US cents 543 435 (20)
Basic loss per share
3
US cents 237 186 (22)
Diluted loss per share
4
US cents 237 186 (22)
Headline loss per share
5
US cents 230 180 (22)
Headline loss adjusted for the effect
of unrealised non-hedge derivatives,
fair value adjustment on convertible
bonds and interest rate swap per share
6
US cents 99 84 (15)
Weighted average number of shares in issue
7
281,455,107 350,925,549 25
Weighted average diluted number of
shares in issue
8
281,455,107 350,925,549 25
Number of shares in issue
9
281,597,701 351,068,143 25
Notes:
1.
Net asset value per share is computed by dividing total equity by the number of shares in issue. Net tangible asset value per share is computed by dividing total equity (excluding intangible assets) by the number of shares in issue.
2.
The cash gross profit per share computation has been based on the weighted average number of shares in issue.
3.
Basic loss per share is computed by dividing net loss by the weighted average number of shares in issue.
4.
The diluted loss per share is computed by dividing net loss by the weighted average diluted number of shares in issue. The impact on diluted loss per share is anti-dilutive and therefore the diluted loss per share and basic loss per share is the same.
5.
Headline loss removes items of a capital nature from the calculation of loss per share. Headline loss per share is computed by dividing headline loss by the weighted average number of shares in issue.
6.
Headline loss adjusted for the effect of unrealised non-hedge derivatives, fair value adjustment on convertible bonds and interest rate swaps divided by the weighted average number of shares in issue.
7.
The weighted average number of AngloGold Ashanti shares in issue was 281,455,107 for the year ended 31 December 2007 and as a result of the issuance of 69,470,442 AngloGold Ashanti shares at an issue price of ZAR194.00 the weighted average number of AngloGold Ashanti shares in issue for that period would have been 350,925,549.
8.
The weighted average diluted number of AngloGold Ashanti shares in issue for the year ended 31 December 2007 does not assume the effect of 575,316 shares issuable upon the exercise of the share incentive options as well as 15,384,615 shares issuable upon the conversion of the convertible bonds, as their effects are anti-dilutive.
9.
The number of AngloGold Ashanti shares in issue as at 31 December 2007 was 281,597,701 and, as a result of the issue, the number of AngloGold Ashanti shares in issue as at that date would have been 351,068,143.
10.  As a result of the discount of the subscription price to the recent trading prices of AngloGold Ashanti’s ordinary shares and
AngloGold Ashanti ADSs, the terms of the $1,000,000,000, 2.375 percent guaranteed convertible bonds issued by AngloGold
Ashanti Holdings plc provide that the conversion price will be adjusted so that additional AngloGold Ashanti ADSs will be issuable upon conversion. This adjustment will have an impact on AngloGold Ashanti’s income statement for the value change in the embedded derivative. In addition, pursuant to the terms of our share incentive scheme, Bonus share plan and Long-term incentive plan, and the exercise of the E ordinary shares issued to the Bokamoso ESOP Trust and Izingwe Holdings (Proprietary) Limited, the
options granted under these plans will be adjusted by the dilutive affect. These adjustments will be accounted for as modifications calculated by using the fair value of these options at the closing price of the rights offer. As a result, we will incur additional compensation expense under IFRS commencing in the third quarter of fiscal 2008.

Pro forma
consolidated income statement
The
pro forma
consolidated income statement for AngloGold Ashanti incorporating the issue is presented below for the year ended 31 December 2007:
AngloGold
Ashanti
Pro forma
year ended
year ended
31 December
Share
Note
31 December
2007
issue
reference
2007
$ (millions)
Revenue 3,472                                                                                  3,472
Gold income 3,280 3,280
Cost of sales (2,636) (2,636)
Non-hedge derivatives (780) (780)
Gross loss
(136) (136)
Corporate administration and other expenses (126) (126)
Market development costs (16) (16)
Exploration costs (120) (120)
Other operating expenses (20) (20)
Operating special items (21) (21)
Operating loss (439) (439)
Dividends received from other investments 2 2
Interest receivable 45 45
Exchange gain 1 1
Finance costs and unwinding of obligations (125) 16 1 (109)
Fair value adjustment on option component
of convertible bond
47 47
Share of associates loss (23) (23)
Loss before taxation
(492) 16                                                     (476)
Taxation (145) (145)
Loss after taxation
(637) 16                                                    (621)
Profit from discontinued operations 1 1
Loss for the year
(636) 16                                                     (620)
Gross profit adjusted for the effect of
unrealised non-hedge derivatives
Gross loss (136) (136)
Unrealised non-hedge derivatives 1,071 1,071
Adjusted gross profit 935 935
Headline earnings
Loss attributable to equity shareholders
has been adjusted by the following to
arrive at headline earnings:
Loss attributable to equity shareholders (668) 16 (652)
Impairment of goodwill 1 1
Impairment of tangible assets 1 1
Profit on disposal of assets (7) (7)
Impairment of investment in associate 22 22
Taxation on items above 3 3
Headline loss (648) 16 (632)
Loss on unrealised non-hedge derivatives
and other commodity contracts
1,071 1,071
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(98) (98)
Fair value adjustment on option component
of convertible bond
(47) (47)
Adjusted headline earnings 278 16 294

AngloGold
Ashanti
Pro forma
year ended
year ended
31 December
Share
Note
31 December
2007
issue
reference
2007
$ (millions)
Cash gross profit:
Gross profit adjusted for the effect
of unrealised non-hedge derivatives
has been adjusted by the following
to arrive at cash gross profit
Gross profit adjusted for the effect of
unrealised non-hedge derivatives
935 935
Amortisation of tangible and intangible assets 592 592
Non-cash revenues
Cash gross profit 1,527 1,527
1. Notes of the adjustments to the pro forma consolidated income statement
Interest expense
The net share issue proceeds is used to repay the long-term and short-term debt, and the $16 million represents the interest saving.

Pro forma consolidated balance sheet
The pro forma consolidated balance sheet of AngloGold Ashanti incorporating the issue as at
31 December 2007:
AngloGold
Ashanti
Pro forma
as at
as at
31 December
Share
Note
31 December
2007
issue
reference
2007
$ (millions)
ASSETS
Non-current assets
Tangible assets 6,722 – 6,722
Intangible assets 440 – 440
Investments in associates 21 – 21
Other investments 117 – 117
Inventories 325 – 325
Trade and other receivables 83 – 83
Deferred taxation 80 – 80
Other non-current assets 41 – 41
7,829 – 7,829
Current assets
Inventories 676 – 676
Trade and other receivables 233 – 233
Derivatives 516 – 516
Cash restricted for use 39 – 39
Cash and cash equivalents 496 1,192 2.3 1,688
1,960 1,192 3,152
Non-current assets held for sale 31 – 31
1,991 1,192 3,183
Total assets
9,820 1,192 11,012
EQUITY AND LIABILITIES
Ordinary share capital and premium 3,285 1,714 4,999
Retained earnings and other reserves (906) – (906)
Shareholders’ equity 2,379 1,714 2.1 4,093
Minority interest 63 – 63
2,442 1,714 4,156
Non-current liabilities
Borrowings 1,533 (522) 2.2 1,011
Environmental rehabilitation and other provisions 494 – 494
Provisions for pension and post retirement benefits 177 – 177
Trade, other payables and deferred income 12 – 12
Derivatives 163 – 163
Deferred taxation 1,051 – 1,051
3,430 (522) 2,908

AngloGold
Ashanti
Pro forma
as at
as at
31 December
Share
Note
31 December
2007
issue
reference
2007
Current liabilities
Current portion of borrowings
339
–
339
Trade and other payables
668
–
668
Derivatives
2,755
–
2,755
Taxation
186
–
186
3,948
–
3,948
Total liabilities
7,378
(522)
6,856
Total equity and liabilities
9,820
1,192
11,012
2.  Notes of the adjustments to the pro forma consolidated balance sheet
2.1   Ordinary share capital and premium
The increase in the share capital and share premium is due to the share issue proceeds of $1,766 million and the issue expenses of $52 million.
2.2   Borrowings
The net proceeds of $1,714 million from the share issue are used to repay borrowings of $522 million.
2.3   Cash and cash equivalents
The remaining proceeds of $1,192 million is after repayment of $522 million of borrowings.

12.   DIRECTORS
12.1   Information on directors
Name
Function
Business address
Executive
Mark Cutifani (49) Executive director 76 Jeppe Street
and Chief Executive Officer Johannesburg 2001
Srinivasan Venkatakrishnan (43) Executive director and 76 Jeppe Street
Chief Financial Officer Johannesburg 2001
Non-Executive
Russell Philip Edey (65) Independent non-executive director New Court and Chairman
St Swithin’s Lane
London EC4P 4DU
Dr Thokoana James Motlatsi (56)      Independent non-executive director
121 Eloff Street Ext
and Deputy chairman
Selby
Johannesburg 2001
Frank Bentley Arisman (63) Independent non-executive director
No. 7 St Luke’s Place
New York NY 10014
Reginald Emmanuel Independent non-executive director 87 Liberty Avenue
Bannerman (73)
Accra
Ghana
Joseph H Mensah (79) Independent non-executive director
1 Nineth Estate Road
Kanda, Accra
Ghana
William Alan Nairn (63) Non-executive director
87 Central Avenue
Atholl 2196
Wiseman L Nkuhlu (63) Independent non-executive director
2nd Floor
Summit Place
15 School Road
Morningside 2196
Sipho M Pityana (48) Independent non-executive director
12th Floor
Forum Building
2 Maude Street
Sandton 2196
Simon Robert Thompson (48) Non-executive director
48 Wells Street
London W1T 3PW

12.2   Information on executive management
Name
Function
Business address
Mark Cutifani (49) Chief Executive Officer
76 Jeppe Street
Johannesburg 2001
Srinivasan Venkatakrishnan (43) Chief Financial Officer
76 Jeppe Street
Johannesburg 2001
Charles Edward Carter (45) Executive Vice President – 76 Jeppe Street
Business Strategy Johannesburg 2001
Richard Neil Duffy (43) Executive Vice President – 76 Jeppe Street
Business Development Johannesburg 2001
Graham Ehm (51) Executive Vice President – Level 13,
Australia
St Martins Tower
44 St George’s
Terrace
Perth, WA 6000
Ronald William Largent (47) Executive Vice President – 7400 E.
Americas
Orchard Road
Suite 350
Greenwood Village,
CO 80111
United States of
America
Robert Louis Lazare (51) Executive Vice President – 76 Jeppe Street
Africa Johannesburg 2001
Mark Patrick Lynam (46) Vice President – 76 Jeppe Street
Treasurer Johannesburg 2001
Peter William Rowe (58) Executive Vice President – 76 Jeppe Street
Business Effectiveness Johannesburg 2001
Thero Micarios Lesego Executive Vice President – 76 Jeppe Street
Setiloane (47) Sustainability Johannesburg 2001
Yedwa Zandile Simelane (42) Vice President – 76 Jeppe Street
Compliance and Corporate Johannesburg 2001
Administration
Nigel William Unwin (55) Executive Vice President – 76 Jeppe Street
Organisational Development Johannesburg 2001
12.3   Directors’ interests in securities
At the last practicable date, the directors’ direct and indirect beneficial and non-beneficial interests in AngloGold Ashanti’s issued ordinary share capital, which interests do not individually exceed
0.1%, is as follows:
Beneficial
Beneficial
Direct
Indirect
Executive directors
S Venkatakrishnan 652 –
Sub-total
652
–
Non-executive directors
F B Arisman – 4,000
R P Edey – 1,000
W L Nkuhlu 800
Sub-total
800
5,000
TOTAL
1,452
5,000
(1) The director derives no personal benefit.

Except for F B Arisman who acquired an additional 2,000 AngloGold Ashanti shares (in the form of
ADSs) on 22 February 2008 and W L Nkuhlu who acquired 800 AngloGold Ashanti shares on
13 May 2008, there have been no other changes in the above interests since the end of the last financial year.
In addition, AngloGold Ashanti operates a share incentive scheme for the purpose of providing an incentive to executive directors, executive management and other managers of AngloGold Ashanti and its subsidiaries to identify themselves more closely with the fortunes of the AngloGold Ashanti
Group and its continued growth, and to promote the retention of such employees by giving them the opportunity to acquire shares in AngloGold Ashanti. Non-executive directors are not eligible for participation in the share incentive scheme. Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares, and accept them. All vested awards that have not been exercised within ten years from the date of grant, automatically expire.
Bonus Share Plan awards (“BSP”) entitles the holder to acquire one share at “nil” cost. Awards granted prior to 2008 vest in full, three years from the date of grant, while awards granted in 2008 will vest over a two-year period, provided that the holder is still in the employ of AngloGold Ashanti at the date of vesting. Long-Term Incentive Plan awards (“LTIP”) entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest three years from the date of grant, to the extent that the stretched company performance targets under which the awards were granted, are met and provided that the holder is still in the employ of AngloGold Ashanti at the date of vesting.
Participation in the share incentive scheme by the two executive directors is as follows:
Date Granted
Date of vesting
M Cutifani
S Venkatakrishnan
BSP
LTIP
BSP
LTIP
4 May 2005 4 May 2008 – – 1,865 13,000
(1)
8 March 2006 8 March 2009 – – 3,425 –
31 July 2006 31 July 2009 – – – 11,300
16 March 2007 16 March 2010 – – 3,618 12,188
29 February 2008 See note
(2)
below 3,607 32,982 6,417 20,595
3,607 32,982 15,325 57,083
(1)  The first tranche of LTIP awards was made to executive directors in 2005. The performance period is respect of the
2005 LTIP awards ended at the end of 2007. Only one of the performance targets, TSR, was met, which means that of the 13,000 LTIP awards granted, only 40% or 5,200 of the awards will vest, whilst the balance, 7,800 awards will lapse.
(2)  At the annual general meeting of shareholders held on 6 May 2008, shareholders approved the reduction in the vesting period of the BSP awards from three years to two years, with 40% of BSP awards granted vesting in year one and the balance of 60% of BSP awards granted vesting in year two.
Other than listed above, the directors do not have any interest in the share capital of AngloGold
Ashanti.
12.4   Directors’ remuneration
The following tables reflect remuneration for 2007 only for those directors on the board of
AngloGold Ashanti Limited at the date of this circular.
Non-executive Directors
All figures stated to
Directors
Committee
the nearest R’000
(1)
fees
(3)
fees
Travel
(4)
Total
R P Edey
(Chairman)
1,005 220 128
1,353
Dr T J Motlatsi
(Deputy chairman)
335 186 –
521
F B Arisman 141 212 128
481
R E Bannerman 150 107 128
385
J H Mensah 150 77 128
355
W A Nairn 125 157 –
282
Prof W L Nkuhlu 125 110 –
235
S M Pityana (from 13 February 2007)
(2)
115 109 –
224
S R Thompson 141 92 64
297
Total – non-executive directors
2,287
1,270
576
4,133
(1)  Where directors’ compensation is in dollars, amounts reflected are the actual South African rand values at the date of payment.

(2)   Fees are disclosed only for the period from or to which, office is held.
(3)   At the annual general meeting of shareholders held on 4 May 2007 shareholders approved an increase in directors’
fees with effect from 1 May 2007.
Chairman $150,000 per annum
Deputy chairman R360,000 per annum
South African resident directors R135,000 per annum
Non-resident directors $25,000 per annum
(4)   A payment of a travel allowance of $5,000 per meeting is made to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs.
Executive Directors
Pre-tax
Perfor-
Pension
gains on
Recruit-
mance
scheme
share
All figures
ment
related
contri-
Other
Encashed
options
in R000
Salary
(1)
costs
(2)
payments
(3)
butions      benefits
(4)
leave
(5)
exercised
Total
Executive directors’
remuneration 2007
M Cutifani (from
17 September 2007)
1,594 15,197 963 – 704 –
–
18,458
S Venkatakrishnan 4,563 – 1,714 774 – 244
–
7,295
6,157 15,197 2,677 774 704 244
–
25,753
(1)  Salaries are disclosed only for the period from or to which office was held.
(2)  Recruitment expenses relate to the once-off payments made to Mark Cutifani on his appointment as chief executive officer.
(3)  In order to more accurately disclose remuneration received/receivable by executive directors, the table above includes the performance related payments calculated on the year’s financial results payable in 2008.
(4)  Includes health care, personal travel and relocation expenses.
(5)  In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result surplus leave days accrued are compulsorily encashed.
The remuneration receivable by directors will not be varied as a consequence of the rights offer.
12.5   Directors’ interests in transactions
The directors had no material beneficial interests, directly or indirectly, in transactions effected by
AngloGold Ashanti during the current, immediately preceding financial year or any transaction during any financial year which remains in any respect, outstanding or unperformed.
13.  CORPORATE GOVERNANCE
Disclosures policy: AngloGold Ashanti subscribes to a policy of full, accurate and consistent communication in respect of both its financial and operating affairs. To this end, AngloGold Ashanti has adopted a Disclosures Policy, the object of which is to ensure compliance with the rules of the various exchanges on which it is listed and to provide timely, accurate and reliable information fairly to all stakeholders including investors (and potential investors), regulators and analysts. This policy is available on the AngloGold Ashanti website.
Appointment of directors: AngloGold Ashanti has a Nominations Committee which reviews all appointments to the board. All appointments to the board are confirmed by shareholders at the next annual general meeting. The committee comprises solely of non-executive directors, the majority of whom are independent, and is chaired by the independent board chairman.
Audit and Corporate Governance Committee: The committee comprises solely of independent non-
executive directors. Amongst its responsibilities includes determining all non-audit work of the external auditors including consulting work, and pre-approving non-audit fees to be paid to the external auditors.
Remuneration Committee: The committee comprises solely of independent non-executive directors and is chaired by the independent board chairman. The committee is responsible for evaluating the performance of executive directors and executive management, and for setting appropriate remuneration for such officers of AngloGold Ashanti.

Codes of ethics and whistle-blowing policy: In order to comply with AngloGold Ashanti’s obligations in terms of the Sarbanes-Oxley Act of the United States and the King Code of South Africa, and in the
interests of good governance, AngloGold Ashanti has systems and procedures to introduce, monitor and enforce its ethical codes and has adopted a code of ethics for employees, a code of ethics for senior financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature affecting
AngloGold Ashanti’s interests. Both codes and the whistle-blowing policy are available on the AngloGold
Ashanti website.
Access to information: AngloGold Ashanti has complied with its obligations in terms of the South
African Promotion of Access to Information Act of 2000. AngloGold Ashanti’s access to the information manual is available on its website and from the company secretarial department.
For further information, refer to the 2007 AngloGold Annual Report or AngloGold Ashanti’s website on
www.anglogoldashanti.com or www.aga-reports.com.
Sponsor: UBS South Africa (Pty) Limited acts as sponsor to AngloGold Ashanti in compliance with the
Listings Requirements of the JSE. The Standard Bank of South Africa Limited has been appointed as independent JSE sponsor to AngloGold Ashanti in relation to the rights offer.
14.  LITIGATION
There are no legal or arbitration proceedings, including any proceedings that are pending or threatened of which AngloGold Ashanti is aware, that may have or have had during the 12 months preceding the date of this circular, a material effect on the financial position of the AngloGold Ashanti Group.
15.  UNDERWRITING
In terms of the underwriting agreement, the underwriters, severally and not jointly, have agreed, subject to certain conditions including those referred to in paragraph 3.13, to procure subscribers or, failing that, subscribe themselves for any rights offer shares remaining after the exercise of rights, including any excess allocations. As is customary with agreements of this nature, if certain conditions are not met, this could result in the termination of the underwriting agreement in accordance with its terms. Details of the individual underwriting commitments of the underwriters are disclosed below:
Name of underwriter
Amount underwritten
Number of
% of rights
(ZAR million)
shares
offer shares
UBS Limited 5,136 26,476,177 38.11
Goldman Sachs International 5,136 26,476,177 38.11
Morgan Stanley & Co. International plc 2,568 13,238,088 19.06
J.P. Morgan Securities Ltd. 636 3,280,000 4.72
Total
13,476 69,470,442 100.00
In terms of the underwriting agreement, an underwriting fee equal to 2.00% of the underwritten amount, equating to ZAR270 million, is payable by AngloGold Ashanti to the underwriters. In addition, AngloGold
Ashanti may in its sole discretion pay an incentive fee to the underwriters equal to 0.25% of the total subscription price for the rights offer shares. In terms of the underwriting agreement, the underwriting commission is only payable upon fulfilment of the underwriting commitments by the underwriters. UBS
Limited will also receive a financial adviser fee of $3.5 million. AngloGold Ashanti paid an underwriting fee of approximately $10 million, in 2006, to amongst others, UBS Limited and Goldman, Sachs & Co., an affiliate of Goldman Sachs International, in relation to the issue of $500 million offer of shares for cash.
Further particulars of the underwriters are set out in Annexure 2 to this circular.
AngloGold Ashanti has agreed with the underwriters that from the date of the underwriting agreement until the expiration of a period of 180 days from date of the settlement of the rights offer, AngloGold
Ashanti will not, without the prior written consent of the bookrunners, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or dispose of any shares or any securities of
AngloGold Ashanti that are substantially similar to its AngloGold Ashanti shares or the rights offer entitlement. The foregoing sentence shall not apply to (i) the rights offer shares or the rights offer entitlements, (ii) AngloGold Ashanti’s issuance of AngloGold Ashanti shares pursuant to any employee share option plan, share ownership plan or dividend reinvestment plan in effect on 5 May 2008,
(iii) AngloGold Ashanti’s issuance of AngloGold Ashanti shares issuable upon the conversion of securities outstanding on 5 May 2008, (iv) AngloGold Ashanti’s issuance of AngloGold Ashanti shares in connection with its acquisition of Golden Cycle Gold Corporation, (v) AngloGold Ashanti’s issuance of
AngloGold Ashanti shares in connection with the refinancing (including in a greater principal amount) of the 2.375 per cent guaranteed convertible bond due 2009 issued by AngloGold Ashanti Holdings plc and (vi) AngloGold Ashanti’s issuance of AngloGold Ashanti shares in the context of an acquisition, merger, corporate reorganisation or similar transaction provided that the recipients of such shares agree to be subject to the foregoing sentence. The bookrunners in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice and, specifically in the circumstances described in part (vi) of the foregoing sentence where such recipients do not agree to be subject to these lock-up agreements, will not unreasonably withhold their release of the lock-up.
The AngloGold Ashanti directors expect to agree with the underwriters that, for a period of 180 days from the date of delivery of any rights offer shares not subscribed for in the rights offer, or if it is determined that there are no such shares, a date shortly after such determination is made, subject to certain exceptions, they will not, without the prior written consent of the bookrunners, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or dispose of any shares or any securities of
AngloGold Ashanti that are substantially similar to AngloGold Ashanti shares or the rights offer entitlements. The bookrunners in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.
Certain of the underwriters have advised AngloGold Ashanti that they are currently making a market for
AngloGold Ashanti shares and AngloGold Ashanti ADS and that they intend to make a market in the ADS rights entitlement and rights offer entitlements. However, there is currently no market for any of the rights and AngloGold Ashanti can give no assurance that a market for any rights will develop or, if a market does develop, as to how long it will continue.
In connection with the rights offer, the underwriters (or persons acting on behalf of any underwriters) may engage in trading activities for the sole purpose of hedging their commitments under the underwriting agreement. Such activity may include purchases and sales of securities of AngloGold Ashanti (including
AngloGold Ashanti shares, AngloGold Ashanti ADSs, AngloGold Ashanti rights offer entitlements and
AngloGold Ashanti ADS rights, and derivative related thereto) and related or other securities and instruments, short sales of AngloGold Ashanti securities, purchases in the open market to cover positions created by short sales, and the purchase and sale of over-the-counter derivatives and listed options and futures transactions. Short sales would involve the sale by the underwriters of securities not owned by them. The underwriters may also impose a penalty bid. As a result of such activities, the price of those securities may be lower or higher than the price that might otherwise exist in the absence of such activities. If these activities are commenced, they may be discontinued at any time at the sole discretion of the underwriters and without notice.
AngloGold Ashanti has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for AngloGold Ashanti, for which they received or will receive customary fees and expenses. In addition, certain of the underwriters and their respective affiliates are lenders to AngloGold Ashanti under its credit facility and have, from time to time, entered into hedging transactions with AngloGold Ashanti and certain of its affiliates (including hedge transactions that may be subject to the restructuring contemplated under caption “2. Purpose of the Rights Offering and Use of Proceeds”.

16.  EXPENSES AND COSTS IN RELATION TO THE RIGHTS OFFER
The total amount of the expenses of the rights offer is estimated at $51.6 million.
This amount is broken down as follows:
Name
Capacity
$ million
Underwriters commissions and fees
UBS Limited Underwriter 13.8
Goldman Sachs International Underwriter 13.8
Morgan Stanley & Co. International plc Underwriter 6.9
J.P. Morgan Securities Ltd. Underwriter 0.9
Sub total underwriters commissions
35.3
Issue Costs and Expenses
UBS Limited Financial adviser 3.5
The Standard Bank of South Africa Limited JSE independent transaction sponsor 0.1
Shearman & Sterling LLP, Taback and
Associates (Pty) Limited and JLD & MB Legal
Legal counsel 2.5
Consultancy
Davis Polk & Wardwell and Bowman Gilfillan Underwriters’ legal counsel 0.9
Ernst & Young Inc. Auditors and reporting accountants 0.7
JSE Limited and other stock exchanges Listing and inspection fees 0.9 and regulatory bodies
Printing, postage and other related costs 1.7
Insurance, information agent, roadshow and
other costs
6.0
Sub total issue costs and expenses
16.3
Total estimated transaction costs
51.6
In addition, AngloGold Ashanti may in its sole discretion pay an incentive fee to the underwriters equal to 0.25% of the underwritten amount.
The above estimates of costs have been prepared at an early stage of the process and are therefore subject to modification once terms have been agreed with the respective service providers.
AngloGold Ashanti incurred approximately $10 million preliminary expenses in relation to the issue of
$500 million offer of shares for cash in 2006 excluding the underwriting commissions separately disclosed in “15. Underwriting”. The preliminary expenses were paid as follows: UBS Limited and ABN
AMRO Rothschild – $1.5 million; Shearman & Sterling LLP and Taback and Associates (Pty) Limited –
$2.5 million; Ernst & Young – $1.0 million; JSE Limited – $0.5 million; printing, posting and other related costs – $1.0 million; and Insurance and other – $3.5 million.
17.  CONSENTS
The financial adviser, underwriters, legal advisers, auditors and reporting accountants, JSE sponsor, JSE independent transaction sponsor, transfer secretaries, share registrars and ADS depositary to
AngloGold Ashanti have consented in writing to act in the capacity stated and to their reports, if any, and their names being included in this circular and have not withdrawn their consent prior to publication of this circular.
18.  DIRECTORS’ RESPONSIBILITY STATEMENT
The directors, whose names are given on page 4 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the circular contains all information required by the Listings Requirements of the JSE.

19.  REGISTRATION AND LODGING OF DOCUMENTS
A copy of the form of instruction was registered with the Registrar in terms of section 146A of the
Companies Act. The following documents were lodged with the Registrar in terms of section 146A of the
Companies Act:
–   a copy of this circular;
–   the letter from the JSE confirming its approval of the rights offer;
–   powers of attorney from the directors;
–   copies of the underwriting agreement and the sworn declaration as required by section 146A read with section 153(1) of the Companies Act; and
–   the written consents of the financial adviser, underwriters, legal advisers, auditors and reporting accountants, JSE sponsor, JSE independent transaction sponsor, transfer secretaries, share registrars and ADS depositary to AngloGold Ashanti to act in the capacities stated and to their names and reports, where applicable, being included in this circular in the form and context in which they are presented, which consents had not been withdrawn prior to lodging these documents for registration.
20.  DOCUMENTS AVAILABLE FOR INSPECTION
The following documents, or copies thereof, will be available for inspection by shareholders from 9 June
2008, up to and including Friday, 4 July 2008, during normal business hours on weekdays (excluding official public holidays) at AngloGold Ashanti’s registered offices and its United Kingdom Secretaries, as detailed under “Corporate Information”:
–   memorandum and articles of association of AngloGold Ashanti;
–   the audited annual financial statements of AngloGold Ashanti prepared in terms of International
Financial Reporting Standards for the three financial years ended 31 December 2005, 2006 and 2007;
–   Form 20F;
–   the 2007 mineral reserves and ore resources statement;
–   the independent reporting accountants’ assurance report;
–   the service contracts of Messrs M Cutifani and S Venkatakrishnan;
–   the consent letters referred to in paragraph 17 of this circular;
–   the letters of support referred to in paragraph 6 of this circular;
–   the F-3 registration statement and the Prospectus Supplement relating to the rights offer, as filed with the SEC on 23 March 2006 and which is expected to be filed with the SEC on 27 May 2008, respectively;
–   the approval of the South African Reserve Bank of the provisions set out in paragraph 3.9 above;
–   this circular and the form of instruction;
–   the underwriting agreement; and
–   the Registration Rights Agreement entered into between AngloGold Ashanti and Anglo South Africa
Capital (Proprietary) Limited dated 23 March 2006.
Signed at Johannesburg on 22 May 2008 on behalf of all the directors of AngloGold Ashanti in terms of powers of attorney granted to him by such directors.
Srinivasan Venkatakrishnan
Executive Director and Chief Financial Officer

ANNEXURE 1
INDEPENDENT REPORTING ACCOUNTANTS’ ASSURANCE REPORT ON THE
UNAUDITED PRO FORMA FINANCIAL INFORMATION OF ANGLOGOLD ASHANTI
LIMITED
The Directors
AngloGold Ashanti Limited
76 Jeppe Street
Newton
Johannesburg
2001
Dear Sirs
INDEPENDENT REPORTING ACCOUNTANTS’ ASSURANCE REPORT ON THE UNAUDITED
PRO FORMA CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT AND THE PRO FORMA
FINANCIAL EFFECTS (“the pro forma financial information”) OF ANGLOGOLD ASHANTI LIMITED
(“AngloGold Ashanti”) REGARDING THE RIGHTS OFFER (“the rights offer”)
We have performed our limited assurance engagement in respect of the pro forma financial information set out on pages 47 to 52 of the circular dated 22 May 2008 issued in connection with the rights offer of approximately ZAR13.5 billion. The pro forma financial information has been prepared in accordance with the Listings Requirements of the JSE, for illustrative purposes only, to provide information about how the specific authority to issue shares for cash might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the pro forma balance sheet being reported on.
Directors’ responsibility
The directors are responsible for the compilation, contents and presentation of the pro forma financial information contained in the circular and for the financial information from which it has been prepared. Their responsibility includes determining that: the pro forma financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of AngloGold Ashanti; and the pro forma adjustments are appropriate for the purposes of the pro forma financial information disclosed in terms of the
JSE Listings Requirements.
Reporting accountants’ responsibility
Our responsibility is to express our limited assurance conclusion on the pro forma financial information included in the circular to AngloGold Ashanti shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance
Engagements Other Than Audits or Reviews of Historical Financial Information and the Guide on pro forma
Financial Information
issued by the South African Institute of Chartered Accountants.
The standard requires us to obtain sufficient appropriate audit evidence on which to base our conclusion.
We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.
Sources of information and work performed
Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the pro forma adjustments in light of the accounting policies of AngloGold Ashanti, the issuer, considering the evidence supporting the pro forma adjustments and discussing the adjusted pro forma
financial information with the directors of the company in respect of the corporate actions that are the subject of this circular.
In arriving at our conclusion, we have relied upon financial information prepared by the directors of
AngloGold Ashanti and other information from various public, financial and industry sources.

While our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with International Standards on
Auditing or International Standards on Review Engagements and accordingly, we do not express an audit or review opinion.
In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.
Conclusion
Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of the section 8.17 and 8.30 of the JSE Listings Requirements:
•   the pro forma financial information has not been properly compiled on the basis stated,
•   such basis is inconsistent with the accounting policies of the issuer, and
•   the adjustments are not appropriate for the purposes of the pro forma financial information as disclosed.
Ernst & Young Inc
Registered Auditors
8 May 2008

ANNEXURE 2
INFORMATION ON THE UNDERWRITERS
The rights offer has been fully underwritten by Goldman Sachs International, UBS Limited, Morgan Stanley
& Co. International plc and J.P. Morgan Securities Ltd. Details pertaining to the underwriters as required by the Listings Requirements are set out below:
UBS Limited
1.
OCCUPATION
Financial Services
2.
DIRECTORS
William G. Glass
Francious Gouws
Anna Marie Ingeborg Haemmerli
Sally Ann James
Julian Victor Ozanne
Sascha Prinz
Claudius Sutter
Simon David Warshaw
Alexander Sacheverell Wilmot-Sitwell
Leon Brittan
Richard William John Hardie
Michael John Cassidy
3.
COMPANY SECRETARY
John Stuart Mitchell-Hewson
4.
DATE AND PLACE OF INCORPORATION
9 July 1986 in United Kingdom
5.
REGISTRATION NUMBER
2035362
6.
REGISTERED OFFICE
1 Finsbury Avenue
London
EC2M 2PP
United Kingdom
7.
AUDITORS
Ernst & Young
8.
BANKERS
None
9.
AUTHORISED SHARE CAPITAL
GBP100,000,000 comprising 100,000,000 of GBP1.00
10.   ISSUED SHARE CAPITAL
GBP29,350,000 comprising GBP29,350,000 of GBP1.00

Goldman Sachs International
1.
OCCUPATION
Financial Services
2.
DIRECTORS
Glenn Peter Jonathan Earle
Christopher Graham French
Richard J Gnodde
Brian Griffiths
Michael Sidney Sherwood
Peter Denis Sutherland
Matthew Crispin Hurst Westerman
Yoel Zaoui
3.
COMPANY SECRETARY
Nola Brown
4.
DATE AND PLACE OF INCORPORATION
2 June 1988 in United Kingdom
5.
REGISTRATION NUMBER
02263951
6.
REGISTERED OFFICE
Peterborough Court
133 Fleet Street
London
EC4A 2BB
United Kingdom
7.
AUDITORS
PricewaterhouseCoopers Inc
8.
SOUTH AFRICAN BANKERS
Standard Bank
9.
AUTHORISED SHARE CAPITAL
$970,000,000
10.  ISSUED SHARE CAPITAL
$486,530,604

Morgan Stanley & Co. International plc
1.
OCCUPATION
Financial Services
2.
DIRECTORS
Colin Douglas Spence Bryce
Walid Atef Chammah
Keith Clark
Alexander Classen
Roberto Hoornweg
Darragh Martin McCarthy
David Richardson Nicol
Franck Robert Petitgas
Domenico Siniscalco
3.
COMPANY SECRETARY
Lisa Anne Marvin
Richard Scott Rosenthal
4.
DATE AND PLACE OF INCORPORATION
28 October 1986 in United Kingdom
5.
REGISTRATION NUMBER
2068222
6.
REGISTERED OFFICE
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom
7.
AUDITORS
Deloitte & Touche
8.
BANKERS
None
9.
AUTHORISED SHARE CAPITAL
$5,398,332,648
10.  ISSUED SHARE CAPITAL
$3,784,105,148

J.P. Morgan Securities Ltd.
1.
Occupation
Financial Services
2.
Directors
Richard D. Berliand
James T. Brown
Andrew Cox
Tushar Morzaria
Daniel E. Pinto
Joseph C. Willing
William Thomas Winters
3.
Company Secretary
Mary Frances Vance
4.
Date and place of incorporation
30 April 1992 in United Kingdom
5.
Registration number
2711006
6.
Registered Office
125 London Wall
London EC2Y 5AJ
United Kingdom
7.
Auditors
PricewaterhouseCoopers LLP
8.
Bankers
None
9.
Authorised share capital
$10,000,000,000 and £2.00
10.  Issued share capital
$6,869,100,000 and £2.00

ANNEXURE 3
TABLE OF ENTITLEMENT
The following table sets out the number of rights offer entitlements to which an AngloGold Ashanti shareholder is entitled:
Number of
Number of
Number of
existing                                                                      existing
existing
AngloGold
Rights offer
AngloGold
Rights offer
AngloGold
Rights offer
Ashanti                                    share
Ashanti
share
Ashanti
share
shares held
entitlement
shares held
entitlement
shares held
entitlement
1
0
41
10
81
20
2
0
42
10
82
20
3
1
43
11
83
20
4
1
44
11
84
21
5
1
45
11
85
21
6
1
46
11
86
21
7
2
47
12
87
21
8
2
48
12
88
22
9
2
49
12
89
22
10
2
50
12
90
22
11
3
51
13
91
22
12
3
52
13
92
23
13
3
53
13
93
23
14
3
54
13
94
23
15
4
55
14
95
23
16
4
56
14
96
24
17
4
57
14
97
24
18
4
58
14
98
24
19
5
59
15
99
24
20
5
60
15
100
25
21
5
61
15
200
49
22
5
62
15
300
74
23
6
63
16
400
99
24
6
64
16
500
123
25
6
65
16
600
148
26
6
66
16
700
172
27
7
67
17
800
197
28
7
68
17
900
222
29
7
69
17
1,000
246
30
7
70
17
10,000
2,464
31
8
71
17
100,000
24,640
32
8
72
18
33
8
73
18
34
8
74
18
35
9
75
18
36
9
76
19
37
9
77
19
38
9
78
19
39
10
79
19
40
10
80
20

ANNEXURE 4
SHARE PRICE HISTORY OF ANGLOGOLD ASHANTI SHARES ON THE JSE
The high, low and closing prices of the ordinary shares on the JSE and the volumes traded were as follows:
High
Low
Closing
Volume
Value
(cents)
(cents)
(cents)
(shares)
(Rm)
Quarter ended
2005
First quarter 24,500 18,700 21,600 20,911,803 4,374
Second quarter 24,500 19,000 23,950 23,280,024 5,022
Third quarter 28,400 21,951 27,590 24,103,373 5,822
Fourth quarter 31,990 25,750 31,400 20,651,500 5,805
2006
First quarter 38,700 29,005 32,800 27,759,138 9,329
Second quarter 35,621 24,700 35,499 46,162,411 14,457
Third quarter 36,050 27,500 29,120 32,931,665 10,638
Fourth quarter 35,000 28,250 32,999 24,555,634 7,686
2007
First quarter 35,889 30,300 32,500 30,347,184 10,058
Month ended
April 2007 35,322 31,390 31,531 9,777,029 3,238
May 2007 32,000 28,712 29,205 12,877,474 3,875
June 2007 31,025 26,100 26,710 10,708,181 3,132
July 2007 31,600 26,400 30,122 14,152,426 4,146
August 2007 30,000 25,400 27,921 13,067,652 3,574
September 2007 33,600 26,610 32,620 16,320,677 5,143
October 2007 31,999 29,100 30,399 70,323,644 21,192
November 2007 34,100 27,910 33,800 27,821,138 8,535
December 2007 33,600 27,781 29,300 11,412,177 3,497
January 2008 34,900 28,100 31,190 25,006,802 7,855
February 2008 31,500 25,501 28,350 26,951,909 7,484
March 2008 30,350 24,801 27,201 29,858,552 8,156
April 2008 29,982 25,052 25,300 16,987,622 4,729
Daily
1 April 2008                                          26,512 26,400 27,491 1,500,610 401
2 April 2008                                          26,401 26,100 26,898 1,198,535 317
3 April 2008                                          27,600 26,570 27,699 639,906 174
4 April 2008                                          27,575 27,000 27,995 975,517 268
7 April 2008                                          28,130 27,737 28,301 334,949 94
8 April 2008                                          27,950 27,800 28,400 458,395 129
9 April 2008                                          28,102 27,750 28,299 993,582 277
10 April 2008 28,200 28,200 29,050 702,278 200
11 April 2008 28,890 28,229 29,001 745,190 214
14 April 2008 29,205 28,600 29,780 485,554 142
15 April 2008 29,000 28,913 29,889 1,205,094 361
16 April 2008 29,750 28,866 29,950 339,253 100
17 April 2008 29,982 28,690 28,900 724,836 211
18 April 2008 29,468 28,350 28,800 1,032,795 298

High
Low
Closing
Volume
Value
(cents)
(cents)
(cents)
(shares)
(Rm)
Daily
21 April 2008 29,700 28,608 28,990 502,340 145
22 April 2008 29,216 28,300 28,410 587,576 167
23 April 2008 28,980 27,360 28,136 1,525,892 427
24 April 2008 28,100 27,601 27,890 549,291 153
25 April 2008 28,848 26,605 27,204 681,423 185
29 April 2008 27,000 25,753 26,000 966,742 252
30 April 2008 25,850 25,052 25,300 837,864 213
5 May 2008 26,794 25,305 26,300 1,017,607 269
6 May 2008 28,929 24,700 28,700 2,120,661 584
7 May 2008 29,945 28,900 29,110 1,794,497 528
8 May 2008 29,500 28,700 29,500 519,239 152
9 May 2008 30,975 29,811 30,300 756,813 231
12 May 2008 31,145 30,510 31,050 670,983 207
13 May 2008 30,999 29,426 29,550 839,550 251
14 May 2008 29,948 29,151 29,680 882,530 261
15 May 2008 30,000 29,260 29,832 793,671 234
16 May 2008 29,800 29,311 29,600 696,362 206
19 May 2008 29,800 29,201 29,550 954,341 282
20 May 2008 30,735 29,358 30,379 811,132 243
Source: I-Net Bridge.

ANNEXURE 5
CURRICULUM VITAE OF DIRECTORS
MR M CUTIFANI
BE (Min. Eng)
Chief Executive Officer
Mark Cutifani was appointed to the board of AngloGold Ashanti on 17 September 2007 and to the position of Chief Executive Officer following the retirement of Bobby Godsell effective 1 October 2007. Prior to joining
AngloGold Ashanti, Mark held the position of Chief Operating Officer at CVRD Inco where he was responsible for Inco’s global nickel business. He has been involved in the mining industry since 1976, with considerable experience in gold mining.
MR S VENKATAKRISHNAN (VENKAT)
BCom, ACA (ICAI)
Chief Financial Officer
Venkat was the finance director of Ashanti Goldfields Company Limited from 2000 until the merger with
AngloGold in 2004. Prior to joining Ashanti, Venkat was a director in the Reorganisation Services Division of
Deloitte & Touche in London. He was appointed to the board in August 2005.
MR R P EDEY
FCA
Chairman and independent non-executive director
Russell Edey was appointed to the board in April 1998 and as deputy chairman in December 2000 and as chairman in May 2002. Based in the United Kingdom, he is a non-executive director of Old Mutual plc, a member of the Counsell de Surveillance of Paris Orleans SA and a non-executive director of a number of companies within the NM Rothschild group.
DR T J MOTLATSI
Hon DSoc Sc (Lesotho)
Deputy Chairman and independent non-executive director
James Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002.
He has been associated with the South African mining industry since 1970 and is a past president of the
National Union of Mineworkers. He is chief executive officer of TEBA Limited.
MR F B ARISMAN
MSc (Finance)
Independent non-executive director
Frank Arisman was appointed to the AngloGold board in April 1998. He resides in New York and retired, after
32 years of service, from JP Morgan Chase, where he held the position of managing director.
MR R E BANNERMAN
MA (Oxon) LLM (Yale)
Independent non-executive director
Reginald Bannerman has been in law practice since 1958 and is currently the principal partner at Messrs
Bruce-Lyle, Bannerman & Thompson Attorneys in Ghana. He is a member of the General Legal Council of
Ghana and a member of the board of the Valco Trust Fund, the largest privately run trust in Ghana. A former lecturer in law at the Ahmadu Bello University in Nigeria, he was also formerly the mayor of Accra, the capital city of Ghana. Mr Bannerman was appointed to the board in February 2006.

MR J H MENSAH
MSc (Economics)
Independent non-executive director
Joseph Mensah, who holds an MSc in Economics from London University, has extensive experience in international and local economic management. Formerly Minister of Finance and Economic Planning and
then Senior Minister in the government of Ghana, he is now the chairman of the National Development
Planning Commission in Ghana and a member of the Ghana Parliament representing the Sunyani East constituency. He joined the board with effect from 4 August 2006.
MR W A NAIRN
BSc (Mining Engineering)
Non-executive director
Bill Nairn has been a member of the board since January 2000. He was re-appointed to the board in May
2001, having previously been alternate director to Tony Trahar. He was group technical director of Anglo
American plc, prior to his retirement in 2004.
PROF W L NKUHLU
BCom, CA (SA), MBA
Independent non-executive director
Wiseman Nkuhlu, who holds a BCom degree from the University of Fort Hare, is a Chartered Accountant with
The South African Institute of Chartered Accountants and is a past national president of that institute. He also holds an MBA from the University of New York and is a respected South African academic, professional and business leader. Professor Nkuhlu joined the board, and was appointed deputy chairman of the Audit and
Corporate Governance Committee, with effect from 4 August 2006, and assumed chairmanship of the committee with effect from 5 May 2007, following the retirement of Mr CB Breyshaw.
MR SM PITYANA
BA (Hons) (Essex), MSc (London)
Independent non-executive director
Sipho Pityana was appointed to the AngloGold Ashanti board with effect from 13 February 2007. He is the executive chairman of Izingwe Holdings (Proprietary) Limited and has occupied strategic roles in both the public and private sectors, including the positions of director general of the national departments of Labour and Foreign Affairs. He was formerly a senior executive of Nedbank and is currently a non-executive director of several companies.
MR S R THOMPSON
MA (Geology)
Non-executive director
Simon Thompson was appointed to the AngloGold Ashanti board in 2004. He is a non executive director of
UC Rusal and was previously a director of Anglo American plc, where he was chairman of the Base Metals
Division, the Exploration Division and the Tarmac Group.

PRINTED BY INCE (PTY) LTD
Ref. W2CF05549

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 27, 2008
By:
/s/ L Eatwell________
Name:  L EATWELL
Title:    Company Secretary